UNITED STATES
SECURITIES AND EXCHANGE COMMISSIC
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



March 10, 2003

William J. Mostyn, III
Deputy General Counsel
and Secretary
The Gillette Company
Prudential Tower Building
Boston, MA 02199-8004



Re: The Gillette Company
Incoming letter dated January 9, 2003

Dear Mr. Mostyn:

This is in response to your letters dated January 9, 2003 and February 6, 2003 concerning the shareholder proposal submitted to Gillette by the New York City Employees' Retirement System, New York City Fire Department Pension Fund, New York City Police Pension Fund, New York City Teachers' Retirement System, and the Connecticut Retirement Plans and Trust Funds. We also have received a letter from the New York City Pension Funds dated January 29, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Joyce A. Theobalds
Associate General Counsel
The City of New York
Office of the Comptroller

1 Centre Street
New York, NY 10007-2341

Donald Kirshbaum
Investment Officer for Policy
Connecticut Retirement Plans & Trust Funds
55 Elm Street
Hartford, CT 06106-1773

**The Gillette Company**

*World-Class Brands, Products, People*

**William J. Mostyn, III**
Deputy General Counsel
and Secretary

Prudential Tower Building
Boston, MA 02199-8004
Tel 617.421.7882
Fax 617.421.7350
william_mostyn@gillette.com



January 9, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of William C. Thompson, Jr., as Trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund and the New York City Teachers' Retirement System, and Co-Sponsored by the Connecticut Retirement Plans and Trust Funds

Ladies and Gentlemen:

The Gillette Company has received a shareholder proposal (the "Proposal") from William C. Thompson, Jr., as trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund and the New York City Teachers' Retirement System, which has been co-sponsored by the Connecticut Retirement Plans and Trust Funds (collectively, the "Proponents") for inclusion in Gillette's proxy materials for its 2003 annual shareholders meeting. The Proposal requests that Gillette's Board of Directors adopt a policy that requires the Board to take various actions to implement all shareholder proposals supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals. A copy of the Proposal is included with this letter as Exhibit A.

Gillette intends to exclude the Proposal from its proxy statement and form of proxy for its year 2003 annual shareholders meeting pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3), 14a-9, 14a-8(i)(4), 14a-8(i)(6), 14a-8(i)(7) and 14a-8(i)(8) under the Securities Exchange Act of 1934 for the reasons set forth below. We respectfully request that the Division of Corporation Finance advise Gillette that the Division will not recommend any enforcement action to the Securities and Exchange Commission if Gillette omits the Proposal from its proxy materials.

I. Text of Proposal

The Proposal reads as follows:

"**Shareholder Proposal on Majority Votes**

Co-Sponsored by the Connecticut Retirement and Trust Funds

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller, City of New York.

WHEREAS, in 2002, Congress, the SEC, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

WHEREAS, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

WHEREAS, we believe the reforms have not addressed a major concern of institutional investors—the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite being supported by increasing large majorities of the totals of shareholder votes cast for and against the proposals;

NOW, THEREFORE, BE IT RESOLVED: That the shareholders request the Board of Directors to adopt a policy that establishes a process and procedures for adopting shareholder proposals that are presented in the company's proxy statement, and are supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals, at an annual meeting of the company.

At minimum, the policy should require the Board of Directors to take the following actions:

(1) Following the official tabulation and certification of the votes, the Board of Directors will communicate directly with the proponents of such proposals to pursue constructive dialogue and agreement on the proposals. If no agreement is reached with the proponents, sixty days prior to the deadline set by the company for receiving shareholder proposals for the next annual meeting, the board will act on the proposals as follows:

(i) With respect to proposals on corporate governance reforms that would require amendments to the certificate of incorporation or bylaws, the board will propose such amendments, in the company's proxy statement, for the consideration and vote of the shareholders at the next annual meeting.

(ii) If approval of the amendments to the certificate of incorporation or bylaws require more than a simple majority vote, the board of directors will propose, for the consideration and vote for the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes case for and against.

(iii) If the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments.

(iv) With respect to shareholder proposals that sought the Board's adoption of governance or social policy reforms that the Board can adopt without violating the company's certificate of incorporation or bylaws, the board will adopt such shareholder proposals before the next annual meeting of the company."

II. The Proposal is Not a Proper Subject for Shareholder Action Under Delaware Law – Rule 14a-8(i)(1); and Implementation of the Proposal Would Violate Delaware Law – Rule 14a-8(i)(2)

Rule 14a-8(i)(1) provides that a proposal may be excluded if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) provides that a proposal may be excluded "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Richards, Layton & Finger, special Delaware counsel to Gillette, has opined that the Proposal is not a proper subject for shareholder action under Delaware law and, if implemented, would violate Delaware law. Their opinion is included as Exhibit B. Accordingly, Gillette believes that the Proposal may be excluded under Rules 14a-8(i)(1) and 14a8(i)(2).

As discussed in the attached opinion, the Proposal is an improper subject for shareholder action under Delaware law and, if implemented, would violate Delaware law because it would attempt to convey power over countless fundamental decisions to Gillette's shareholders in violation of Section 141(a) of the Delaware General Corporation Law as well as Gillette's Certificate of Incorporation and bylaws.

Delaware law is clear in setting forth the relative responsibilities of the board of directors and shareholders of Delaware corporations. "A fundamental precept of Delaware corporation law is that it is the board of directors, and neither shareholders nor managers, that has ultimate responsibility for the management of the enterprise." Grimes v. Donald, C.A. No. 13358 (Del. Ch. Jan 11, 1995), slip op. at 17 n.6, aff'd 673 A.2d 1207 (Del. 1996). Section 141(a) of the

Delaware General Corporation Law provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Gillette's Certificate of Incorporation does not limit these powers. Similarly, Article XIV of Gillette's bylaws provides that "[t]he business and affairs of the corporation shall be managed by or under the direction of the board of directors, except as may otherwise be provided by law, by the certificate of incorporation or by these bylaws." Under the Proposal, the Board would be required to implement or take action to implement any future shareholder proposal – no matter what the topic – that receives a majority of the votes cast at the annual meeting. Delaware law allows the Board to delegate some of its responsibilities to committees of the Board or management under Board supervision. However, abdicating decisions relating to the management of the business and affairs of the corporation to the shareholders, including discretionary decisions that are specifically vested in the Board under Gillette's Certificate of Incorporation, without Board review and approval would contravene Section 141(a) of the Delaware General Corporation Law as well as Gillette's Certificate of Incorporation and bylaws.

In addition to the general governance responsibilities of the board under Section 141(a), there are various actions which Delaware law expressly requires the board of a Delaware corporation to initiate prior to shareholder action. Although shareholder approval is ultimately required, declaration of dividends and distributions, changes in the certificate of incorporation, mergers, liquidations, sales of assets and other similar actions must first be initiated by the board, and shareholders may not act alone or without initiation by the board to effect those actions. 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations §4.1, at 4-5 (3d ed. 2002). It is well established under Delaware law that a board of directors may not delegate the exercise of discretion for specific duties vested in it by statute or the certificate of incorporation and certainly cannot abdicate it. See Jackson v. Turnbull, C.A. No. 13042 (Del. Ch. Feb. 8, 1994) (board cannot delegate setting merger consideration pursuant to Section 251(b)); Canal Capital Corp. v. French, C.A. No. 11764 (Del. Ch. July 2, 1992), slip op. at 6. Accordingly, the Proposal, which specifically contemplates abdication of Board decision-making for these specific duties when they are the subject of shareholder proposals, is not a proper subject for shareholder action under Delaware law and, if implemented, would violate Delaware law.

Forcing the Board to technically "act" without consideration of a matter, as is contemplated by the Proposal, is not sufficient to satisfy Delaware law. Boards of Delaware corporations cannot implement a policy that precludes them from fulfilling their due care and oversight responsibility. These boards must exercise their fiduciary duties of care and loyalty in making decisions and must act in good faith and in the reasonable belief that their actions are in the best interest of the corporation and its shareholders. Under Delaware law, the judgment of the staff of the SEC in permitting a proposal to be presented to shareholders, the judgment of the proponents authorized to negotiate with the Board under the Proposal, or even the judgment of the shareholders who vote on such proposals are not legal substitutes for the judgment of the Board. Indeed, under the Proposal, the Board of Gillette would be deprived of the benefit of the business judgment rule in acting on matters provided for therein.

Even though the Proposal itself is in precatory form, adopting the policy contained in the Proposal would cause Gillette to violate Delaware law. This distinguishes the Proposal from the proposal in a prior no-action letter issued to the PG&E Corporation in which the proponent requested that "the Board should automatically approve any shareholder proposal which has won the vote from the majority of the shareholders." PG&E Corporation, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 93 (Jan. 18, 2001). The Division expressed a view that PG&E could exclude such a proposal as an improper subject for shareholder action under California law, but that "this defect [under Rule 14a-8(i)(1)] could be cured, however, if the proposal [was] recast as a recommendation or request." Under the PG&E proposal, rephrased in a precatory manner such that shareholders "recommend" that PG&E's board automatically approve any shareholder proposal that wins a majority vote, each decision regarding whether or not to approve a winning shareholder proposal would be made by PG&E's board in its fiduciary discretion. In contrast, implementing the Proposal, already in a precatory form, would require adopting the policy contained in the Proposal. Once implemented, this policy would remove the Board's decision-making responsibility over matters required of it under Delaware law. In contrast to the proposal submitted to PG&E, under the Proponent's policy, the Board would have no authority to exercise its fiduciary discretion on a case-by-case basis, which would violate Delaware law.

Moreover, the Proposal would, if implemented, violate Section 242 of Delaware General Corporation Law and Gillette's Certificate of Incorporation with respect to future amendments to Gillette's Certificate of Incorporation. The Proposal eliminates the requirement that the Board initiate amendments to Gillette's Certificate of Incorporation and looks to the votes cast, rather than the shares entitled to vote, with respect to adoption of such amendments. In addition, subsection (iii) of the Proposal would require that amendments to reduce the supermajority voting percentages contained in Gillette's Certificate of Incorporation would only need to be approved by a majority of the votes cast, in direct violation of Section 9 of Gillette's Certificate of Incorporation. This last point could be especially important here, as several of the Proponents submitted a proposal last year recommending that Gillette declassify its Board, which is the subject of such Section 9.

What the Proponents appear to be seeking with this Proposal is a revision of Delaware law, whereby shareholders, rather than the Board, would manage Gillette's business and affairs and would determine when and how to make fundamental corporate decisions without Board oversight or direction. As discussed in the attached opinion, Delaware law does not allow such an abdication of Board responsibilities. Accordingly, the Proposal is not a proper subject for shareholder action under Delaware law and, if implemented, would violate Delaware law. Gillette believes it may therefore exclude the Proposal from its proxy materials under Rules 14a-8(i)(1) and 14a-8(i)(2).

III. Implementation of the Proposal Would Violate Other State, Federal, or Foreign Laws – Rule 14a-8(i)(2)

In addition to violations of Delaware General Corporation Law, the Proposal would, if implemented, cause Gillette to violate other state, federal, or foreign laws if future unlawful proposals were presented to and approved by shareholders. Accordingly, Gillette believes that the Proposal may be excluded under Rule 14a-8(i)(2).

The Proposal provides in clause (iv) that if a shareholder proposal deals with governance or social policy reforms and may be adopted without violating the company's certificate of organization or bylaws, the Board will adopt the proposal if it receives more than fifty percent of the combined totals of the shares voted for and against the proposal at the annual meeting. Thus, implementing the Proposal would require the Board to adopt any shareholder proposal that would not violate Gillette's Certificate of Incorporation or bylaws – even if the proposal would cause Gillette to act illegally. Although Gillette could seek to exclude future unlawful shareholder proposals under Rule 14a-8(i)(2), the Proposal still creates serious risks. Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude the proposal." If Gillette seeks to exclude a future proposal that the Board believes is unlawful, but is unable for any reason to convince the Division that such proposal violates state, federal or foreign law, the policy would require Gillette to adopt the proposal, even if the Board unanimously believed that such adoption would be illegal, and even if adoption could expose Gillette or its Board to possible civil or criminal sanctions.

IV. The Proposal is Vague and Indefinite – Rules 14a-8(i)(3) and 14a-9

Rule 14a-8(i)(3) provides that a shareholder proposal may be excluded "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Gillette believes that the Proposal is false and misleading in violation of Rule 14a-9 because it is vague and indefinite. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co., SEC No-Action Letter, 1992 SEC No-Act. LEXIS 825 (July 30, 1992).

The Proposal provides that after tabulation and certification of the votes on shareholder proposals, the Board will pursue a "constructive dialogue and agreement on the proposals" with their proponents and "[i]f no agreement is reached with the proponents," the Board will adopt the proposals. Through these negotiations with management, the proponents of any proposal approved by shareholders have the power to cause the adoption of any variation of the proposal agreed to by the Board, not necessarily one approved by the remaining shareholders. In voting to approve the Proposal, shareholders not only will be unable to determine what future proposals will be submitted for inclusion in the proxy, but will be unable to know whether the future proposals will be implemented in the form in which they were approved by the shareholders.

This makes the Proposal vague and indefinite, and thus misleading, and Gillette believes that it may properly exclude the Proposal from its proxy statement under Rules 14a-8(i)(3) and 14a-9.

V. <u>The Proposal is Designed to Further a Personal Interest – Rule 14a-8(i)(4)</u>

Rule 14a-8(i)(4) provides that a company may exclude a shareholder proposal "if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the shareholder], or to further a personal interest, which is not shared by the other shareholders at large." The Proposal puts the interests of proponents of shareholder proposals ahead of the interests of the remaining shareholders, and thus should be excluded from Gillette's proxy statement under Rule 14a-8(i)(4).

The Proposal provides that after shareholder proposals are voted on at future annual meetings, the Board "will communicate directly with the proponents of such proposals to pursue constructive dialogue and agreement on the proposals." This gives the proponent of a particular proposal control over whether and how the shareholder proposal is implemented. Allowing the proponent to negotiate on implementing a proposal means that the interests of the remaining shareholders can be disregarded by the proponent, and the personal interests of the proponent could determine the actions of the company. The Proposal results in a benefit to proponents of shareholder proposals, rather than the other shareholders at large. As such, Gillette believes that it may exclude the Proposal from its proxy statement under Rule 14a-8(i)(4).

VI. <u>Gillette Lacks the Power and Authority to Implement the Proposal – Rule 14a-8(i)(6)</u>

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded "if the company could lack the power and authority to implement the proposal." A company lacks the power and authority to implement the proposal if the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp., SEC No Action Letter, 1992 SEC No-Act. LEXIS 34 (January 14, 1992). The Proposal is vague and indefinite for the reasons discussed in Section IV, and Gillette therefore believes that it may exclude the Proposal under Rule 14a-8(i)(6).

VII. <u>The Proposal Would Interfere with Management Functions – Rule 14a-8(i)(7)</u>

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." Determining whether to implement shareholder proposals that relate to ordinary business matters is in itself an ordinary business decision. For example, if shareholders were to approve proposals requiring Gillette to adopt a new marketing campaign, hire or fire certain employees, or change the prices at which Gillette sells its products, implementing the Proposal would obligate the Board to comply. Gillette believes that the Board should determine whether to adopt proposals relating to ordinary business matters, and that the Proposal may therefore be excluded under Rule 14a-8(i)(7).

Although Gillette could seek to exclude such future shareholder proposals under Rule 14a-8(i)(7), the fact remains that shareholders may be able to micro-manage Gillette's ordinary business operations because an important safeguard would have been removed from Rule 14a-8. Most shareholder proposals under Rule 14a-8 are phrased as precatory, non-binding proposals in order to avoid violating state law under Rule 14a-8(i)(1). The non-binding nature of these proposals contains an implicit safeguard. Although a company may be unable to meet its burden of proof under Rule 14a-8(g), its board still has the discretion to determine whether or not to adopt a proposal that is precatory and non-binding. The Proposal would remove this safeguard. The Board would be required to implement all successful proposals, even those that the Board and its counsel believe relate to ordinary business decisions.

VIII. The Proposal Relates to Elections — Rule 14a-8(i)(8)

Rule 14a-8(i)(8) provides that a company may exclude a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors or analogous governing body." Nothing in the Proposal excludes proposals that relate to elections for membership on Gillette's Board, and thus the Proposal may be properly excluded from Gillette's proxy statement under Rule 14a-8(i)(8).

For example, the Proposal, if implemented, would require implementation of successful proposals that disqualify current directors from completing their terms, or disqualify nominees from standing for election to the board of directors at the next annual meeting. See Auto-Graphics, Inc., SEC No-Action Letter, 2002 SEC No-Act. LEXIS 224 (February 18, 2002) (allowing exclusion on Rule 14a-8(i)(8) grounds for proposal prohibiting directors over a certain age unless revised); DT Industries, Inc., SEC No-Action Letter, 2001 SEC No-Act. LEXIS 695 (August 10, 2001) (allowing exclusion on Rule 14a-8(i)(8) grounds for proposal requesting all directors be elected annually unless revised). Thus, the Proposal could relate to the implementation of shareholder proposals that the Division has previously deemed improper.

* * * * *

Based upon the foregoing analysis and the legal opinion attached as Exhibit B, Gillette believes the Proposal may be properly omitted from its year 2003 proxy materials pursuant to Rules 14a-8(i)(1), 14-8a(i)(2), 14a-8(i)(3), 14a-9, 14a-8(i)(4), 14a-8(i)(6), 14a-8(i)(7) and 14a-8(i)(8).

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. Also attached as Exhibit C is a copy of correspondence with the Proponents as required by Staff Legal Bulletin No. 14. (July 13, 2001).

Also as required by Rule 14a-8(j), a copy of this submission is being provided to the Proponent at the address set forth in the Proponent's letter accompanying the Proposal. Gillette is filing this letter, which states its reasons for excluding the Proposal, no later than 80 calendar days before Gillette files its definitive proxy materials with the Commission.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it to the messenger, who has been instructed to wait.

Please call me at (617) 421-7882, Mary E. Weber of Ropes & Gray at (617) 951-7391 or Charles F. Wright of Ropes & Gray at (617) 951-7755 with any questions regarding the foregoing submission.

Very truly yours,

William J. Mostyn, III
Deputy General Counsel and Secretary

cc: William C. Thompson, Jr.
Francis Byrd
Howard G. Rifkin
Donald Kirshbuam

Enclosures
~7191686.DOC

Exhibit A

## Shareholder Proposal on Majority Votes

Co-sponsored by the Connecticut Retirement and Trust Funds

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller, City of New York.

WHEREAS, in 2002, Congress, the SEC, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

WHEREAS, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

WHEREAS, we believe the reforms have not addressed a major concern of institutional investors—the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite being supported by increasing large majorities of the totals of shareholder votes cast for and against the proposals;

NOW, THEREFORE, BE IT RESOLVED: That the shareholders request the Board of Directors to adopt a policy that establishes a process and procedures for adopting shareholder proposals that are presented in the company's proxy statement, and are supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals, at an annual meeting of the company.

At minimum, the policy should require the Board of Directors to take the following actions:

(1) Following the official tabulation and certification of the votes, the Board of Directors will communicate directly with the proponents of such proposals to pursue constructive dialogue and agreement on the proposals. If no agreement is reached with the proponents, sixty days prior to the deadline set by the company for receiving shareholder proposals for the next annual meeting, the board will act on the proposals as follows:

(i) With respect to proposals on corporate governance reforms that would require amendments to the certificate of incorporation or bylaws, the board will propose such amendments, in the company's proxy statement, for the consideration and vote of the shareholders at the next annual meeting.

(ii) If approval of the amendments to the certificate of incorporation or bylaws require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against.

(iii) If the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments.

(iv) With respect to shareholder proposals that sought the Board's adoption of governance or social policy reforms that the Board can adopt without violating the company's certificate of incorporation or bylaws, the board will adopt such shareholder proposals before the next annual meeting of the company.

November 18, 2002

RICHARDS, LAYTON & FINGER

A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX: (302) 651-7701
WWW.RLF.COM

**EXHIBIT B**

January 9, 2003

The Gillette Company
Prudential Tower Building
Suite 4800
Boston, Massachusetts 02199

Re: Stockholder Proposal Submitted By The New York City Employees' Retirement System, The New York City Fire Department Pension Fund, The New York City Police Pension Fund, And The New York City Teachers' Retirement System And Co-Sponsored By The Connecticut Retirement Plans and Trust Funds

Dear Sirs:

We have acted as special Delaware counsel to The Gillette Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by William C. Thompson, Jr. on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Teachers' Retirement System and co-sponsored by the Connecticut Retirement Plans and Trust Funds (collectively, the "Proponent") which the Proponent intends to present at the Company's 2003 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinions as expressed herein, we have been furnished and have reviewed the following documents: (i) the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on September 10, 1917, as amended by the Certificate of Amendment filed with the Secretary of State on November 21, 1921, the Certificate of Amendment filed with the Secretary of State on October 13, 1924, the Certificate of Amendment filed with the Secretary of State on November 15, 1928, the Certificate of Amendment filed with the Secretary of State on November 19, 1930, the Certificate of Amendment filed with the Secretary of State on December 23, 1931, the Certificate of Reduction of Capital filed with the Secretary of State on December 23, 1931, the Certificate of Amendment filed with the Secretary of State on April 23, 1936, the Certificate of Reduction of Capital filed with the Secretary of State on April 23, 1937, the Certificate of Amendment filed with the Secretary of State on April 23, 1937, the Certificate of Reduction of Capital filed with the Secretary of State on

August 22, 1941, the Certificate of Retirement filed with the Secretary of State on November 9, 1943, the Certificate of Amendment filed with the Secretary of State on December 6, 1950, the Certificate of Amendment filed with the Secretary of State on March 26, 1952, the Certificate of Retirement filed with the Secretary of State of September 22, 1954, the Certificate of Amendment filed with the Secretary of State on September 16, 1955, the Certificate of Amendment filed with the Secretary of State on November 16, 1961, the Certificate of Ownership filed with the Secretary of State on December 23, 1968, the Certificate of Amendment filed with the Secretary of State on March 20, 1969, the Certificate of Ownership filed with the Secretary of State on March 30, 1972, the Certificate of Ownership filed with the Secretary of State on December 23, 1974, the Certificate of Ownership filed with the Secretary of State on December 26, 1978, the Certificate of Amendment filed with the Secretary of State on April 16, 1982, the Certificate of Ownership filed with the Secretary of State on April 19, 1985, the Certificate of Designation filed with the Secretary of State on December 30, 1985, the Certificate of Amendment filed with the Secretary of State on April 17, 1986, the Certificate of Amendment filed with the Secretary of State on April 16, 1987, the Certificate of Ownership filed with the Secretary of State on November 9, 1988, the Certificate of Designation filed with the Secretary of State on July 20, 1989, the Certificate of Correction filed with the Secretary of State on July 28, 1989, the Certificate of Designations filed with the Secretary of State on January 17, 1990, the Certificate of Amendment filed with the Secretary of State on April 18, 1991, the Certificate of Retirement filed with the Secretary of State on July 24, 1991, the Certificate of Ownership filed with the Secretary of State on July 5, 1994, the Certificate of Amendment filed with the Secretary of State on April 20, 1995, the Amendment to Certificate of Designations filed with the Secretary of State on December 9, 1996, the Certificate of Ownership filed with the Secretary of State on June 23, 1997, the Certificate of Amendment filed with the Secretary of State on April 16, 1998, the three Certificates of Ownership filed with the Secretary of State on December 22, 1998, the Certificate of Ownership filed with the Secretary of State on February 24, 1999, the two Certificates of Ownership filed with the Secretary of State on April 22, 1999, the Certificate of Merger filed with the Secretary of State on March 21, 2000 and the Certificate of Retirement filed with the Secretary of State on November 28, 2000 (collectively, as so amended, the "Certificate"); (ii) the Bylaws of the Company as amended on March 14, 2002 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinions, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

**Shareholder Proposal on Majority Votes**

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller, City of New York.

**WHEREAS**, in 2002, Congress, the SEC, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

**WHEREAS**, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

**WHEREAS**, we believe the reforms have not addressed a major concern of institutional investors– the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite being supported by increasing large majorities of the totals of shareholder votes cast for and against the proposals;

**NOW, THEREFORE, BE IT, RESOLVED**: That the shareholders request the Board of Directors to adopt a policy that establishes a process and procedures for adopting shareholder proposals that are presented in the company's proxy statement, and are supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals, at an annual meeting of the company.

At a minimum, the policy should require the Board of Directors to take the following actions:

(1) Following the official tabulation and certification of the votes, the Board of Directors will communicate directly with the proponents of such proposals to pursue constructive dialogue and agreement on the proposals. If no agreement is reached with the proponents, sixty days prior to the deadline set by the

company for receiving shareholder proposals for the next annual meeting, the board will act on the proposals as follows:

(i) With respect to proposals on corporate governance reforms that would require amendments to the certificate of incorporation or bylaws, the board will propose such amendments, in the company's proxy statement, for the consideration and vote of the shareholders at the next annual meeting.

(ii) If approval of the amendments to the certificate of incorporation or bylaws require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against.

(iii) If the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments.

(iv) With respect to shareholder proposals that sought the Board's adoption of governance or social policy reforms that the Board can adopt without violating the company's certificate of incorporation or bylaws, the board will adopt such shareholder proposals before the next annual meeting of the company.

The Proposal requests that the Company adopt a policy providing for the Board of Directors of the Company (the "Board") to mandatorily implement (or, where Board and stockholder approval are necessary, take Board action to present for the approval of a majority of the Company's stockholders) any proposal approved by the Company's stockholders at an annual meeting following presentation in the Company's proxy statement. As such, the Proposal, if implemented, would (i) require the Board, following mandatory communication with the proponents of the proposal, to adopt any precatory stockholder proposal (not involving an amendment to the Certificate or Bylaws) which is presented in the Company's proxy statement and approved by a majority of the Company's stockholders voting at an annual meeting, regardless of whether the proposal constitutes a proper subject for stockholder action; (ii) require the Board, following the approval by a majority of the Company's stockholders voting at an annual meeting of a precatory stockholder proposal which requests certain amendments to the Certificate, to seek stockholder approval of the requested amendments to the Certificate at the next annual meeting of stockholders (without the opportunity of the Board to assess the advisability of the proposed amendment); and (iii) require the Board, following the approval by a majority of the stockholders voting at an annual meeting of a precatory stockholder proposal to amend the Company's Certificate or Bylaws, to take such actions as may be necessary to eliminate any super-majority voting requirements applicable to stockholder approval of amendments to the Company's Certificate or Bylaws and to reduce any stockholder voting requirement to a majority of the votes cast to approve such amendment.

## Discussion

You have asked our opinion as to whether the Proposal is a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. For the reasons set forth below, in our opinion the Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. The fact that the Proposal is precatory in nature instead of mandatory does not affect our conclusions as contained herein.

## I. Section 141(a) of the General Corporation Law.

Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a) ("Section 141(a)"), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Article XIV of the Bylaws provides that "[t]he business and affairs of the corporation shall be managed by or under the direction of the board of directors, except as may otherwise be provided by law, by the certificate of incorporation or by these bylaws." Any variation from the mandate of Section 141(a) can only be as "otherwise provided in this chapter or in [the corporation's] certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966).

The Proposal violates the General Corporation Law because it would attempt to convey power over countless fundamental corporate decisions to the Company's stockholders in contravention of Section 141(a) of the General Corporation Law as well as the fiduciary duties of the Board. Pursuant to the Proposal, the Board of Directors would be obligated to communicate with the Company's stockholders and implement (or take Board steps to implement) any and all precatory stockholder proposals which receive the approval of a majority of the votes cast at an annual meeting of the Company's stockholders, regardless of whether the substance of such precatory proposal is a proper subject for action by the stockholders of the Company under the General Corporation Law or otherwise in the Company's best interests. Indeed, if a majority of the Company's stockholders voting at an annual meeting approve a precatory proposal on the topic, the Proposal would require the Board to, for example, discontinue the Company's primary business, increase the salary of each employee, attempt to sell the Company, stop doing business in certain countries or terminate various Company employees. The scope of the Proposal is seemingly limitless.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del.C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."); This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800; Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). Courts have held that "[t]he corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." Paramount Communications, Inc., slip op. at 77-78.

An essential aspect of the managerial responsibility of the board of directors is the oversight and supervision of the corporation's affairs. See Graham v. Allis-Chalmers Mfg. Co., 188 A.2d 125, 130 (Del. 1963) ("[D]irectors of a corporation in managing the corporate affairs are bound to use that amount of care which ordinarily careful and prudent men would use in similar circumstances. Their duties are those of control ...."); In re Caremark Int'l Inc. Derivative Liti., 698 A.2d 959, 970 (Del. Ch. 1996) ("[A] director's obligation includes a duty to attempt in good faith to assure that a corporate information and reporting system, which the board concludes is adequate, exists ...."); Mark J. Lowenstein, "The Corporate Director's Duty of Oversight", 27 Colo. Law. 33, 35 (1998) ("[D]irectors must act to assure that corporate policies are being faithfully discharged ...."); Dennis J. Block & Jonathan M. Hoff, "The Oversight Function of Corporate Directors: The Duty of Caremark", Andrews Delaware Corporate Litigation Reporter (Apr. 7, 1997) ("Corporate law generally provides that the board of directors is responsible for managing the corporation, a function that is viewed as one of oversight."). Thus, in Canal Capital Corp. v. French, C.A. No. 11764 (Del. Ch. July 2, 1992), the Delaware Court of Chancery stated in the context of a charge of improper delegation of managerial duties that "a director breaches his fiduciary duty of due care if he abdicates his managerial duties. The term 'management,' as used in this context, 'relates to supervision, direction and control.'" Slip op. at 6.

Directors cannot authorize the implementation of a corporate policy which precludes the board from fulfilling the directors' due care and oversight responsibilities. See Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) ("A court 'cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.'"); In re Bally's Grand Derivative Litig., C.A. No. 14644, slip op. at 9 (Del. Ch. June 4, 1997) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 106 (Del. Ch. 1999) (finding "no talk" provision of merger agreement likely invalid if it required board to refrain from discussing other offers unless it first received an opinion from counsel stating such discussions are required to fulfill the directors' fiduciary duties); Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE); Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949). Nor can the board delegate its duty to manage to the stockholders. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989). In our opinion, implementation of the Proposal, which would obligate the Board to follow the wishes of a majority of the Company's stockholders voting at an annual meeting on any topic, would violate Section 141(a) of the General Corporation Law and the Board's duty of care and oversight under Delaware law. See, e.g., Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); Polk v. Good, 507 A.2d 531, 536 (Del. 1986) (same); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) (same).

In light of the Proposal's seemingly limitless scope, it is difficult to enumerate the multitude of examples in which the policy set forth in the Proposal could be applied in a manner inconsistent with the General Corporation Law and the Board's fiduciary duties. We note, however, a few examples to illustrate the various ways in which the policy set forth in the Proposal would be an impermissible delegation to stockholders of Board authority under the General Corporation Law.

Pursuant to the policy set forth in the Proposal, the Company's stockholders could obligate the Board to take various actions that the Board determines are not in the Company's best interests and that are inconsistent with the Board's fiduciary duties. Such actions could include decisions on whether to sell the Company, how to respond to acquisition proposals from third parties and whether and what defensive measures should be adopted to protect the Company from unwanted suitors. Accordingly, if the policy set forth in the Proposal were adopted, ultimate governance of the Company with respect to "a transaction that is one of the most fundamental and important in the life of a business enterprise" would effectively be delegated to the Company's stockholders. Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998). The Board has a duty to protect stockholders from inadequate, coercive or otherwise unfair acquisition offers. Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d at 1361, 1389-90 (Del. 1995); In re Bally's Grand Derivative Litig., Cons. C.A. No. 14644, slip op. at 9-10 (Del. Ch. June 4, 1997) ("[o]ur courts will not uphold an agreement wherein the directors delegate duties which lie at the heart of the management of the corporation ....") (internal quotations omitted). Among the powers conferred upon directors under Section 141(a) is the power to adopt and maintain defensive measures prior to or in response to a takeover proposal. Revlon, 506 A.2d at 181 ("The adoption of a defensive measure ... was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law."); Quickturn, 721 A.2d at 1291 ("[T]his Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors.") (emphasis added). Whether the Board's authority in this regard arises under Section 141, the common law of fiduciary duties, or some combination, it cannot be overridden by a bylaw, contract or other provision outside of the certificate of incorporation. See Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) ("A bylaw that is inconsistent with any statute or rule of common law ... is void ...."); Quickturn, 721 A.2d at 1291-92; Carmody, 723 A.2d at 1191; Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1994) (contract may not limit board's exercise of fiduciary duties).

The policy set forth in the Proposal could also be used to require that the Board undertake other types of fundamental corporate transactions solely within the province of the Board, such as the issuance of a dividend. Section 170 of the General Corporation Law grants to the Board of Directors the sole discretion to authorize dividends to stockholders. 8 Del. C. § 170. See also Lewis v. Leaseway Transp. Corp., C.A. No. 8720, slip op. at 4 (Del. Ch. June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors."). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity, stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend. See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A.2d 276, 280 (Del. 1984); Moskowitz v. Bantrell, 190 A.2d 749, 750 (Del. 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del. Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938).

In addition, pursuant to the policy set forth in the Proposal, the Company's stockholders could require the Board to expend the Company's funds in various ways. Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, C.A. No. 12532, slip op. at 11 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment). In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors over the expenditure of corporate funds. In considering whether to restrain a corporation from expending corporate funds, the Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., C.A. No. 9323, slip op. at 7-8 (Del. Ch. Oct.6, 1987). The Board is under an obligation to use its own best judgment to determine how corporate funds should be spent. By directing that the Company expend funds (whether by requiring certain corporate acquisitions, redeeming or repurchasing stock or rights, mandating specified compensation to employees or otherwise), the Proposal would thereby abrogate the duty of the Board to exercise its informed business judgment concerning expenditures by the Company.

The drafters of the General Corporation Law did provide for specific mechanisms pursuant to which stockholders could limit the power of a board of directors to manage the business and affairs of a corporation. As discussed above, Section 141(a) provides that the board of directors shall manage the business and affairs of the corporation "except as otherwise provided in this chapter or in its certificate of incorporation." In addition, in forming a corporation under the close corporation statute, the stockholders thereof may either act by written agreement to restrict the discretion of the board of directors, 8 Del. C. § 350, or elect in the certificate of incorporation to permit the stockholders to manage the business and affairs of the corporation directly, 8 Del. C. § 351. However, this permitted restriction on the discretion of the directors is only applicable to close corporations. Chapin v. Benwood Found., Inc., 402 A.2d 1205 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980). See also 2 David A. Drexler et al., Delaware Corporation Law and Practice § 43.02, at 43-6 (2002) (Section 350 exempts agreements of stockholders in close corporations from the rule that stockholders may not restrict or interfere with powers of board). It is noteworthy that both Sections 350 and 351 provide that, in the event and to the extent that the stockholders exert such powers, the board of directors is relieved of liability and instead it is imposed on the stockholders. Because the Company is not a close corporation, the Company is not permitted under the General Corporation Law to allow stockholders to direct the business and affairs of the Company as provided in the policy set forth in the Proposal.

Moreover, the SEC has previously accepted our view that under Delaware law the stockholders cannot lawfully require the board of directors to expend any significant sum of money. Pennzoil Co., SEC No-Action Letter, 1993 WL 52187, at *31-32 (Feb. 24, 1993). The full text of this ruling is as follows:

> The proposal provides for a by-law amendment to establish a three member committee of shareholder representatives to review the activities of the Board of Directors and advise the Board of its views and views of the shareholders expressed to the Committee. The proposal also includes election mechanics and fee payment, reimbursement and indemnification provisions for the committee members.
>
> There appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(1). This view is based on the opinion of Delaware counsel, Richards, Layton & Finger, that a by-law provision authorizing the expenditure of corporate funds, effected by shareholders without any concurring action by the Board of Directors, is inconsistent with Section 141(a) of the Delaware General Corporation Law unless otherwise provided in the company's certificate of incorporation or the Delaware General Corporation Law. Accordingly, this Division will not recommend enforcement action to the Commission if the proposal is excluded from the Company's proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Here, the case against the Proposal is even clearer because of the specific provisions of the General Corporation Law and the numerous Delaware court decisions relating to the exclusive role of the Board in various fundamental corporate matters.

II. Section 242(b)(1) of the General Corporation Law.

In addition to contravening Section 141(a) of the General Corporation Law and the Board's fiduciary duties, the Proposal would also violate Section 242(b)(1) of the General Corporation Law, 8 Del. C. § 242(b)(1) ("Section 242(b)(1)"), which addresses the procedure to amend a corporation's certificate of incorporation and provides:

> (b) Every amendment authorized by subsection (a) of this section shall be made and effected in the following manner:
>
> (1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Such special or annual meeting shall be called and held upon notice in accordance with § 222 of this title. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the directors shall deem advisable. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment. If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title. (emphasis added).

The Proposal would require (i) that the Board submit any proposed amendment to the Certificate to a vote of the Company's stockholders and (ii) that the Board adopt any such proposed amendment to the Certificate if it is approved by a majority of the votes cast by the Company's stockholders. These provisions violate Section 242(b)(1) in two ways. First, with respect to any proposed amendment to the certificate of incorporation, Section 242(b)(1) requires that the board of directors act initially to adopt a resolution setting forth the proposed amendment to the certificate of incorporation and declaring its advisability. The Proposal nowhere contemplates that the Board will have an opportunity to consider the advisability of any proposed amendment and, if appropriate, adopt a resolution declaring its advisability. Instead, contrary to Section 242(b)(1), the Proposal would require the Board, following the approval by a majority of the Company's stockholders voting at an annual meeting of a precatory stockholder proposal which requests certain amendments to the Certificate, to seek stockholder approval of the requested amendments to the Certificate at the next annual meeting of stockholders (without the opportunity of the Board to assess the advisability of the proposed amendment). Moreover, even if given the opportunity to consider initially a proposed amendment to the Certificate, Section 141(a) and the Board's fiduciary duties dictate that the Board cannot be compelled to declare any proposed amendment to the Certificate to be advisable. Second, Section 242(b) requires that a majority of the outstanding stock entitled to vote, or such greater percentage as may be indicated in the certificate of incorporation, not a majority of the votes cast by stockholders at an annual meeting, is necessary to approve an amendment to a certificate of incorporation. The reduced stockholder voting threshold required by the Proposal is inconsistent with Section 242(b)(1).

III. The Certificate of Incorporation and Section 242(b)(4) of the General Corporation Law.

The Proposal is also defective because it violates the Company's Certificate and Section 242(b)(4) of the General Corporation Law, 8 Del. C. § 242(b)(4) ("Section 242(b)(4)"). Section 9 of the Company's Certificate (which establishes the Company's classified board of directors) provides in part:

> Notwithstanding any other provisions of this Certificate of Incorporation or the bylaws (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the bylaws) the affirmative vote of the holders of 75% of the outstanding capital stock, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with this Article 9.

Moreover, Section 242(b)(4) provides:

> Whenever the certificate of incorporation shall require for action by the board of directors, by the holders of any class or series of shares or by the holders of any other securities having voting power the vote of a greater number or proportion than is required by any section of this title, the provision of the certificate of incorporation requiring such greater vote shall not be altered, amended or repealed except by such greater vote.

The Proposal would require that an amendment to Section 9 of the Certificate to reduce the super-majority voting percentage need only be approved by a majority of the votes cast by stockholders at an annual meeting. Because Section 9 requires the affirmative vote of 75% of the Company's capital stock to amend such provision and Section 242(b)(4) provides that any super-majority provision in a certificate of incorporation may only be amended by the applicable super-majority voting percentage, the Proposal is directly inconsistent with and impermissible under the Certificate and Section 242(b)(4) and is therefore invalid.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Proposal is not a proper subject for action by stockholders and, if implemented by the Company, would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

KGA/MDA/ljh

EXHIBIT C

COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 6, 2002

Mr. William J. Mostyn, III
Corporate Secretary
The Gillette Company
Prudential Tower Bldg.
Boston, MA 02199

Dear Mr. Mostyn:

I am the investment advisor to, and a trustee of, the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Teachers' Retirement System (the "Systems"). The Systems own, in the aggregate, 3,621,247 shares of The Gillette Company common stock. The Systems' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration and approval of stockholders at the company's next annual meeting.

Last year, the Board of Directors failed to carry out the will of shareholders, as expressed in the majority vote they cast in support of the New York City Employees' Retirement System's resolution, which sought the repeal of the classified board. At the 2002 annual meeting, the proposal was supported by 55.4% of the shares voted, excluding abstentions. Despite this significant level of shareholder votes, the Board has not indicated that it has taken any steps to carry out the clear request of the shareholders.

The American equity markets have declined precipitously, in part, from the failure of corporate governance and the absence of board accountability to the shareholders. Recognizing the urgent need to restore public trust and confidence in the stock markets, the United States Congress, the Securities and Exchange Commission, the New York Stock Exchange, and the NASDAQ have taken steps to reform corporate governance, including measures to bolster director accountability to shareholders.

The Systems believe that a company's governance structure works best when directors act in accordance with their fiduciary obligations to shareowners. As the elected representatives of the shareholders, corporate boards should affirmatively advance the will of shareowners, as expressed in their majority votes.

Therefore, I offer the enclosed initiative for the consideration and vote of the shareholders at the next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from Citibank are enclosed certifying the Systems' individual ownership, for over a year, of 3,621,247 shares of common stock with a market value of $105,016,163. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I would be happy to discuss this initiative with the Board of Directors. Should the Board decide to implement its provisions, the Systems will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Francis Byrd of my office at (212) 669-3011, should you have any questions on this matter.

Very truly yours,

William C. Thompson, Jr.

WCT:ks:ma

Enclosures

cc: Mr. James M. Kilts
Chairman/CEO

A:Gilletteco maj vote ltr

CITIBANK

**EXHIBIT C**

*Citibank, N.A.*

*111 Wall Street*
*New York, NY 10043*

November 6, 2002

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

**743,544** shares of **GILLETTE COMPANY**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

CITIBANK

**EXHIBIT C**

*Citibank, N.A.*

*111 Wall Street*
*New York, NY 10043*

November 6, 2002

RE: NEW YORK CITY EMPLOYEES RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees Retirement System held

**1,625,998** shares of **GILLETTE COMPANY**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

**EXHIBIT C**

citibank®

**Citibank, N.A.**
111 Wall Street
New York, NY 10043

November 6, 2002

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

**216,393** shares of **GILLETTE COMPANY**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

EXHIBIT C

citibank®

Citibank, N.A.
111 Wall Street
New York, NY 10043

November 6, 2002

RE: NEW YORK CITY TEACHERS RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers Retirement System held

**1,035,312** shares of **GILLETTE COMPANY**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

EXHIBIT C

# State of Connecticut

Office of the Treasurer


DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER


Received
NOV 21 2002
Secretary's Office

November 18, 2002

Mr. William J. Mostyn, III
Corporate Secretary
The Gillette Company
Prudential Tower Bldg
Boston, MA 02199

Dear Mr. Mostyn:

The purpose of this letter is to inform you that the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by the New York City Pension Funds – a copy of which is attached.

As the Deputy State Treasurer, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of November 15, 2002, the CRPTF held 749,108 shares of Gillette stock valued at approximately $22,817,829. The CRPTF will continue to own the Gillette shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbuam, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

Attachment

cc: Kenneth Sylvester, Director, Pension Policy
New York City Comptroller's Office

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-4531
Fascimile: (212) 815-8522
jtheoba@comptroller.nyc.gov

January 29, 2003

**Via Express Mail**
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Gillette Company; Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 9, 2003 letter sent to the Securities and Exchange Commission (the "Commission") by The Gillette Company ("Gillette" or the "Company"). In that letter, Gillette contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy (the "Proxy Materials").

Gillette argues that the Proposal may be omitted under Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). I have reviewed the Proposal, as well as the January 9, 2003 letter. Based upon that review, as well as a review of Rules 14a-8 and 14a-9, it is my opinion that the Proposal may not be omitted from Gillette's 2003 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that Gillette seeks.

## I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses discuss the corporate governance reforms implemented in 2002 by Congress, the Commission, and the stock exchanges. The whereas clauses go on to state that these reforms, while a step in the right direction, do not address the corporate disregard of shareholder proposals on important corporate governance matters that are supported by a majority of the votes cast for and against a proposal (a "Majority Vote Proposal"). The resolve clause of the Proposal requests that the Company adopt a policy that establishes a process and procedures for adopting Majority Vote Proposals. The Proposal outlines a minimum requested set of procedures that the Board of Directors follow in connection with such Majority Vote Proposals.

## II. The Company's Opposition and the Funds' Response

Gillette is requesting that the Division of Corporation Finance (the "Division") not recommend enforcement action to the Commission if the Company omits the Proposal under Rule 14a-8(i)(1) ("Improper under state law"); Rule 14a-8(i)(2) ("Violation of law"); Rule 14a-8(i)(3) ("Violation of proxy rules"); Rule 14a-8(i)(4) ("Personal grievance; special interest"); Rule 14a-8(i)(6) ("Absence of power/authority"); Rule 14a-8(i)(7) ("Management functions"); Rule 14a-8(i)(8) ("Relates to elections"); and Rule 14a-9. Pursuant to Rule 14a-8(g), Gillette bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

### A. Implementation of the Proposal Would Not Violate Delaware Law; The Proposal is a Proper Subject for Shareholder Action Under Delaware Law

#### 1. The Proposal does not interfere with the management of the Company; nor does its implementation entail a breach of director fiduciary duties

Gillette, a Delaware corporation, and its Delaware counsel ("Delaware Counsel") argue that implementation of the Proposal "would violate Delaware law because it would attempt to convey power over countless fundamental decisions to Gillette's shareholders in violation of §141(a) of the Delaware General Corporation Law" *(Company letter of January 9, 2003)* and would violate the Company's Certificate of Incorporation and bylaws in that those organizational documents track the language of §141(a) of the Delaware General Corporation Law (the "DGCL"). Section 141(a) of the DGCL provides that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board or directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." *8 Del. C. § 141(a).* The Company and Delaware Counsel recite numerous Delaware cases in support of this most basic proposition, which the Funds clearly do not dispute.

Underlying the Company's position is the incorrect notion, as described by Delaware Counsel, that "[t]he scope of the Proposal is seemingly limitless." *Richards, Layton & Finger letter dated January 9, 2003.* Delaware Counsel, for example, charges that the Proposal could require the Company, among other things, to discontinue its primary business or stop doing business in certain countries. The Company and Delaware Counsel greatly exaggerate the scope of the Proposal. As described above, the Proposal is borne out of a desire to address the corporate disregard of shareholder proposals on important *corporate governance* reforms. The third whereas clause of the Proposal states:

> WHEREAS, we believe that the [recent] reforms have not addressed a major concern of institutional investors--the continuing failure of numerous boards of directors to adopt shareholder proposals on important *corporate governance reforms* despite being

supported by increasing large majorities of the totals of shareholder votes cast for and against the proposals.

(Emphasis added).

Paragraph (1)(i) of the Proposal goes on to address proposals on corporate governance reforms that would require amendments to the Company's certificate of incorporation or bylaws. Paragraphs 1(ii)-(iii) deal further with the situation in which such corporate governance reforms would require such an amendment. The final paragraph of the Proposal, paragraph 1(iv), addresses adoption of proposals on "governance or social policy reforms." As the term "corporate governance/governance" is woven throughout the Proposal (including in its supporting whereas statement), and social policy reforms are the only other class of proposals mentioned, it is clear that, read properly, the Proposal is *not* limitless in scope. In sum, the Proposal is urging the adoption of policies and procedures regarding the implementation of corporate governance and social policy reforms that receive a majority of votes casts for and against. The Proposal, therefore, does not in any way seek to intrude upon the Board of Directors' management of the *business* affairs of the Company. Adoption of the types of proposals contemplated by the Proposal would also, therefore, *not* involve a delegation by the directors of "their decision making authority on matters as to which they are required to exercise their *business* judgment." *Richards, Layton & Finger letter dated January 9, 2003* (emphasis added). Accordingly, the Company and Delaware Counsel's arguments that adoption of the Proposal would interfere with the board's exercise of its business judgment and cause the directors to breach their fiduciary duties are simply misplaced and therefore do not form a legitimate basis for excluding the Proposal under Rule 14a-8(i)(2).

With respect to exclusion under Rule 14a-8(i)(1), the Division has made clear its view that most proposals that are cast as recommendations or requests are proper under state law and that Division staff will presume that a proposal drafted as a recommendation or suggestion is proper. *Rule 14a-8(i)(1), Note to paragraph (i)(1).* In fact, the Division will normally only exclude a proposal under Rule 14a-8(i)(1) where the proponent has not phrased its proposal as a request, but only if the proponent fails to recast its proposal as a request after being given an opportunity to cure the defect. *PG&E Corporation* (January 18, 2001); *Southwest Airlines Co.* (March 20, 2001); *The Home Depot* (April 4, 2000); *The Boeing Company* (February 6, 2001); and *Alaska Air Group, Inc.* (March 26, 2000). The Proposal is already framed as a request. It asks that the Company's Board of Directors adopt a policy that sets forth a mechanism for addressing Majority Vote Proposals. Despite the Company's assertions that the policy is mandatory, it is not. If adopted and implemented by the Board of Directors, the Proposal would constitute a policy adopted by the Board of Directors in its sole discretion.

The Company tries to distinguish *PG&E Corporation* (January 18, 2001), but is unable to do so meaningfully. In *PG&E,* the proposal provided that "the Board should automatically approve any shareholder proposal which has won the vote from the majority of the shareholders." The Division found that so long as the proponent recast the proposal as a recommendation, there was no basis for excluding the proposal. The proposal in PG&E is much broader than the Proposal as it could apply to any type of issue, including business matters reserved to the board of directors, and once implemented would call for automatic adoption of any such proposals that receive majority votes. Yet the Company paradoxically argues that the proposal in *PG&E* would be consistent with the fiduciary duties of the Company's Board of Directors while the Proposal, which is much narrower, would not be consistent. This distinction is illogical.

**2. Adoption of the Proposal does not violate the voting requirements under Delaware law**

The Company and Delaware Counsel argue that the Proposal would (i) specifically require amendments to the supermajority provisions of the Company's charter with a vote less than that required by §242(b)(4) of the DGCL, and (ii) generally require amendments to the Company's charter by less than the vote required by the DGCL: "a majority of the outstanding stock entitled to vote thereon." *8 Del. C. § 242(b).* With respect to item (i) above, the Company mistakenly interprets the procedures recommended by the Proposal as requiring that the Company adopt amendments to lower vote requirements upon approval by a majority of the votes cast on a proposal to lower the vote requirement. The Proposal does not in any way suggest that where a proposal would require a majority of the shares entitled to vote or a supermajority vote under the Company's charter or bylaws, the *proposal itself* be adopted if supported by a simple majority vote. Rather, the Proposal, specifically paragraph 1(iii), generally provides that "[i]f the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments." In other words, paragraph 1(iii) speaks to the lowered voting threshold that has been presented to and approved by the shareholders as provided in paragraph 1(ii) of the Proposal, *by whatever vote is required under the Company's charter or bylaws.* Paragraph 1(iii) merely provides that when a voting threshold has been lowered, in a manner consistent with the Company's charter and bylaws, the subsequent substantive amendments satisfying the lowered threshold be acted on. There is nothing in the Proposal supporting the conclusion that the Proposal would require that provisions in the Company's charter and/or bylaws be amended by less than a vote then required to effect such amendment.

With respect to item (ii) above, the Company and Delaware Counsel fail to recognize that paragraph 1(iv) of the Proposal contemplates that certain Majority Vote Proposals may not be properly acted on with merely a majority of the votes cast for and against; in other words, in certain instances the voting threshold may not be lowered at all. Paragraph 1(iv) of the Proposal, as a catch-all provision, provides that with respect to shareholder proposals that "the Board can adopt *without violating* the company's certificate of incorporation or bylaws, the board will adopt such shareholder proposals before the next annual meeting of the company." (Emphasis added). The Proposal clearly anticipates that there may be some Majority Vote Proposals that the Board might be unable to implement.[1]

[1] Notwithstanding Paragraph 1(iv) of the Proposal, the Division has allowed simple majority vote proposals where the subject Delaware company raised the same arguments that Gillette and Delaware Counsel have raised about the voting requirement of Section 242(b) of the DGCL (and hence the Company's charter). *The Home Depot Inc.* (April 4, 2000); *Alaska Air Group, Inc.* (March 26, 2000). The Division rejected a similar argument

Accordingly, as the Proposal does not advocate that the Company violate voting requirements prescribed by the Company's charter, bylaws or the DGCL, the Company's reliance on Rule 14a-8(i)(2) in this regard is inapposite.

**3. The Proposal does not impinge upon the duty of the Board to initiate certain actions prior to shareholder action**

The Company argues that certain actions, under Delaware law, require initiation by the board of directors prior to shareholder action, most notably, amendments to the certificate of incorporation. [2] The Company fails to recognize that the Proposal already accounts for this scenario. Paragraph 1(i) provides that if a Majority Vote Proposal would require an amendment to the Company's certificate of incorporation or bylaws[3], the board will propose such an amendment for a vote by the shareholders. In other words, the Proposal contemplates that notwithstanding the fact that a proposal has already received a majority of the votes on a particular issue, it is the board that must formulate the proposed amendments and that the shareholders will have to vote again on this issue, this time to approve the formal amendments.

**4. The Proposal, if implemented, would not violate other state, federal or foreign laws.**

The Company argues that implementing the Proposal would cause the Company to violate laws other than the DGCL, without specifically indicating which laws it believes the Proposal, as implemented, would run afoul of. As the Company correctly points out, it will have an opportunity to challenge future proposals before they get included in the Company's proxy statement on the grounds that the *specific* proposal, if implemented by the Board of Directors, would result in a violation of a *specific* law. It is therefore premature to speculate at this juncture whether a proposal submitted in the future *might* cause the Board of Directors to violate some unidentified law.

**B. The Proposal is not Vague and Indefinite or False and Misleading**

The Company tries to make the case that the Proposal is vague and indefinite, and hence false and misleading. As support for this tenuous position, the Company states that one of the procedures recommended by the Proposal, which provides that after a Majority Vote Proposal has been officially tabulated and certified the Company should "pursue a constructive dialogue and agreement on the proposal" with the proponents of the proposal, creates uncertainty for shareholders. The heart of the Company's argument is that this constructive dialogue between the Company and the proponents of the proposal will enable

---

made by Southwest Airlines Co. in respect of Texas law (*Southwest Airlines Co.* (March 20, 2001)) and Sempra Energy in respect of California law (*Sempra Energy* (February 29, 2000)).

[2] The Company also cites declaration of dividends and distributions as other actions that require board initiation. As the Proposal deals with corporate governance and social policy issues, these other examples are inapplicable.

[3] Board initiation is not required to amend the bylaws under Delaware law. While the board may initiate such if the Company's certificate of incorporation so provides, shareholders have the power to adopt, amend or repeal bylaws under §109 of the DGCL.

the proponents to bargain for variations in the proposal adopted by shareholders; shareholders therefore can't know with certainty what they are voting on if there is an opportunity for the proponents to negotiate the Proposal after-the-fact. This argument completely invents, with absolutely no justification from the text of the Proposal, an aspect of the Proposal that simply does not exist. As the stated purpose and the resolve clause of the Proposal would logically imply, the dialogue between the Company and the proponents requested by the Proposal is a dialogue and agreement on whether the Company intends to adopt the Proposal that has been supported by a majority vote. The Proposal does not seek the adoption of a proposal not specifically approved by the shareholders.

### C. The Proposal is Not Designed to Further a Personal Interest

As an extension of its earlier, clear mischaracterization of the Proposal, the Company argues that the constructive dialogue suggested by the Proposal would enable a few shareholders—the proponents—to pursue interests not shared by other shareholders at large, in violation of Rule 14a-8(i)(4). Specifically, the Company argues the proponent would be given "control over whether and how the shareholder proposal is implemented" and would mean that "the interests of the remaining shareholders [could] be disregarded." *(Company letter of January 9, 2003*). It is unclear how a proponent, simply negotiating for the implementation of a proposal already voted for by a majority of the shares that voted on the issue, could be acting contrary to the interests of other shareholders at large. Under the logic of that argument, any proposal requiring a shareholder vote under a state's corporation law could not be implemented by the board of directors unless each and every shareholder approved the proposal, notwithstanding the fact that the law may authorize action with a majority of the voting shares or, in the case of the DGCL, a majority of the outstanding stock entitled to vote on the proposal.

### D. The Company Does Not Lack the Power to Implement the Proposal

Because the Proposal is vague and indefinite, argues the Company, the Company lacks the power and authority to implement the Proposal. As discussed in greater detail in Section II.B above, the Funds do not believe that the Proposal is vague and indefinite. The Funds, therefore, do not believe that the Company can omit the Proposal in reliance on Rule 14a-8(i)(6).

### E. The Proposal Would Not Interfere with Management Functions

Gillette argues that since future Majority Vote Proposals may deal with ordinary business matters, the Proposal may be excluded pursuant to Rule 14a-8(i)(7). As discussed in great detail in Section II.A above, the Proposal relates to corporate governance and social policy matters. Therefore, proposals relating to ordinary business matters would not be subject to the policy requested by the Proposal. The Company, therefore, should not be entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7).

### F. The Proposal Does Not Relate to the Election of Directors

The Company strains to argue that the Proposal relates to the election of directors, and hence can be excluded pursuant to Rule 14a-8(i)(8), since, it argues, that a future Majority Vote Proposal *may* relate to the election of directors. As similarly discussed in Section II.A.4 above, the Proposal can not be excluded for what future Majority Vote Proposals may theoretically address when the Company will have an opportunity to challenge future proposals before they get included in the Company's proxy statement. If a future Majority Vote Proposal were to relate to the election of directors within the meaning of Rule 14a-8(i)(8), the Company could seek to exclude it on the grounds that the *specific* proposal would result in a violation of Rule 14a-8(i)(8). It is therefore premature to speculate at this juncture whether a proposal submitted in the future *might* relate to the election of directors within the meaning of Rule 14a-8(i)(8).

## III. *Conclusion*

For the reasons set forth herein, the Funds respectfully submit that Gillette's request for "no-action" relief be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Very truly yours,

Joyce A. Theobalds
Associate General Counsel

cc: William J. Mostyn, III

The Gillette Company
World-Class Brands, Products, People

William J. Mostyn, III
Deputy General Counsel
and Secretary

Prudential Tower Building
Boston, MA 02199-8004
Tel 617.421.7882
Fax 617.421.7350
william_mostyn@gillette.com



February 6, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Shareholder Proposal of William C. Thompson, Jr., as Trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund and the New York City Teachers' Retirement System, and Co-Sponsored by the Connecticut Retirement Plans and Trust Funds

Ladies and Gentlemen:

We are submitting this letter in response to the points raised in the letter dated January 29, 2003 (the "Proponent's Letter") from Joyce A. Theobalds, Associate General Counsel of the New York City Pension Funds, relating to the shareholder proposal (the "Proposal") submitted by William C. Thompson, Jr., as trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund and the New York City Teachers' Retirement System, and co-sponsored by the Connecticut Retirement Plans and Trust Funds (collectively, the "Proponent"). Our letter dated January 9, 2003 (the "Original Request Letter") requesting that the Division advise us that it will not recommend any enforcement action to the Securities and Exchange Commission if we omit the Proposal from our proxy materials is attached as Exhibit A.

I. The Proposal is Not a Proper Subject for Shareholder Action Under Delaware Law – Rule 14a-8(i)(1); and Implementation of the Proposal Would Violate Delaware Law – Rule 14a-8(i)(2)

The Proponent's Letter asserts that Gillette's position is flawed because it is based upon the incorrect assertion that the Proposal is "limitless in scope." The Proponent states that the Proposal is limited to corporate governance and social policy proposals and therefore does not represent an impermissible intrusion into the province of the Gillette Board of Directors in violation of Delaware law. We disagree.

First, the resolution included in the Proposal "seeks to establish a process and procedures for adopting shareholder proposals that are presented in the company's proxy statement, and are supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals." There is no limitation in the resolution on the types of shareholder proposals. One of the "whereas" clauses asserts that a major concern of "institutional investors" is the failure of numerous boards to adopt "shareholder proposals on important corporate governance reforms." Of the four subclauses of the proposed policy (the "Policy") included in the Proposal, one relates to proposals on corporate governance, and another relates to "corporate governance and social policy reforms." However, neither the resolution nor the defining portion of the Policy included as paragraph (1) of the Proposal limit the Proposal to these categories of shareholder proposals.

Second, even if the Proposal were limited to corporate governance and social policy proposals, the Proposal would still impermissibly interfere with the power and authority of the Board to manage the business and affairs of Gillette under Delaware law. Many proposals that involve either corporate governance or social policy matters would interfere with the statutory obligations of the Board under Section 141(a) of the Delaware General Corporation Law (the "DGCL") and the exercise of the Board's fiduciary duty in violation of Delaware law. As detailed in the opinion of our Delaware counsel (the "Delaware Opinion"), attached as Exhibit B to the Original Request Letter, Delaware law is clear that the Board, not the shareholders, has the sole power and authority with respect to actions sought by various corporate governance proposals, such as the adoption of a shareholder rights plan, responses to acquisition proposals and adoption of defensive measures, as well as actions sought by many social policy proposals, such as prohibition on doing business in various foreign countries, global labor standards and limitations on environmental emissions. While precatory shareholder proposals dealing with corporate governance or social policy matters may be included in future proxy statements, the Proposal's Policy violates Delaware law in that it would impermissibly force the Board to adopt such proposals. We respectfully suggest that the Proponents are seeking to effective legislative change of Delaware law through a shareholder proposal.

The Proponent next argues that because the Proposal is cast as a request, the relief sought by the Original Request Letter should be denied. Unlike the purely precatory proposals to which the Division frequently denies no-action relief, implementation of the Proposal would require the Board to adopt the Proposal's Policy. The Policy itself would violate Delaware law and Gillette's Certificate of Incorporation (the "Certificate of Incorporation"). The Division has recently accepted the view that implementation of a precatory shareholder proposal to adopt certain bylaws would violate Delaware law, when the proposed bylaws, if implemented, would prohibit adoption of a rights plan without shareholder approval. Mattel, Inc. SEC No-Action Letter, 2002 SEC No-Act. LEXIS 497 (March 25, 2002); Atlas Air Worldwide Holdings, Inc., SEC No-Action Letter, 2002 SEC No-Act. LEXIS 582 (April 5, 2002). As here, both Mattel and Atlas Air submitted opinions of counsel that concluded that such a proposal would violate Delaware law because, among other things, the proposal "impermissibly would interfere with the Board of Directors' full statutory authority under Section 141(a) to manage the business and affairs of the Company." In Gillette's case, the Proposal goes far beyond those presented in Mattel and Atlas Air, which were limited solely to rights plans. However, the governing legal principle in the Mattel and Atlas Air letters—that a shareholder proposal may not improperly interfere with the Board's statutory authority—remains the same.

The Proponent argues that we have failed to distinguish the no-action letter issued to PG&E Corporation. PG&E Corporation, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 93 (Jan. 18, 2001). As discussed in our Original Request Letter, the fundamental difference between the two proposals is that adopting the Policy would remove a board's authority to exercise its fiduciary discretion on a case-by-case basis, while implementing the PG&E proposal would not affect board discretion. If the PG&E proposal were implemented in precatory form, the PG&E board of directors would retain the ability to decide whether to adopt each shareholder proposal. This is because the PG&E proposal would merely recommend that the board automatically approve winning shareholder proposals. In contrast, if the Proposal were implemented, adopting the Policy would require the Board to seek to implement shareholder proposals that received the specified votes. Removing a board's discretion over matters that Delaware law has entrusted to it is a clear violation of Delaware law. Whether the PG&E proposal is broader than the Proposal, claimed as a distinction by the Proponent, does not affect the infirmity of the Proposal under Delaware law.

II. Adoption of the Proposal Would Violate the Voting Requirements Under Delaware Law – Rule 14a-8(i)(2)

The Proponent's Letter claims that the Proposal does not violate the Certificate of Incorporation or Section 242(b)(4) of the DGCL because it does not purport to reduce any applicable super-majority voting provisions in the Certificate of Incorporation by a vote of less than the required super-majority. This assertion is contrary to paragraphs 1(ii) and 1(iii) of the Proposal. Paragraph 1(ii) states that where amendments to the Certificate of Incorporation require more than a simple majority, the board will propose to the shareholders an amendment lowering the voting threshold to a simple majority of the votes cast. Paragraph 1(iii), which directly follows, provides that "[i]f the amendments ... are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments." (emphasis added). The plain language of the Proposal is that the amendments referred to in paragraph 1(iii) are the amendments referred to in the prior paragraph to lower the super-majority voting percentages required in the Certificate of Incorporation. Accordingly, the Proposal violates Section 242(b)(4) and the Certificate of Incorporation, both of which require a super-majority vote to alter the existing super-majority shareholder voting threshold.

Even if the Proposal were interpreted not to require the Board to adopt proposals to amend the voting threshold to a simple majority if supported by more than fifty percent of the combined shares voted, the Proposal is nonetheless defective under Delaware law. It purports to allow the adoption of any amendments to the Certificate of Incorporation by a simple majority of the "shares voted for and against." As set forth in the Delaware Opinion, Section 242(b)(1) of the DGCL provides that approving an amendment to a certificate of incorporation requires the votes of a majority of the outstanding stock entitled to vote, or such greater percentage as indicated in the certificate of incorporation—not a majority of the shares voted by shareholders at an annual meeting. Thus, contrary to the Proposal, no amendment to the Certificate of

Incorporation may be approved by a majority of the votes cast by shareholders at an annual meeting. The Proponent's inaccurate assertion that paragraph 1(iv) of the Proposal as a "catch-all provision" does nothing to alter this analysis. Paragraph 1(iv) requires that the Board directly adopt shareholder proposals which can be adopted without amendments to the Certificate of Incorporation or Bylaws. The language of paragraph 1(iv) distinguishes certain proposals (i.e., proposals that do not require additional shareholder action and/or are not otherwise inconsistent with the Certificate of Incorporation or Bylaws) from those referenced in paragraphs 1(i) to 1(iii), which require additional shareholder action and/or amendments to the Certificate of Incorporation or Bylaws. Proposals which fall into paragraph 1(iv) are to be mandatorily implemented by the Company.[1]

III. The Proposal Impinges Upon the Duty of the Board to Initiate Certain Action Prior to Shareholder Action – Rule 14a-8(i)(2)

The Proponent's Letter correctly notes that pursuant to the DGCL, certain actions, such as an amendment to a corporation's certificate of incorporation, require action by the board of directors prior to shareholder action. The Proponent asserts that the Proposal accounts for this possibility by requiring the Board to first "formulate the proposed amendments" prior to any amendments being submitted to the Company's shareholders for approval. As discussed in our Delaware Opinion, this aspect of the Proposal is directly inconsistent with Delaware law. Section 242(b)(1) of the DGCL requires that the Board consider the advisability of any proposed amendment and, if appropriate, to adopt a resolution declaring its advisability. The Proposal affords the Board no opportunity to consider the advisability or inadvisability of an amendment to the Certificate of Incorporation. See e.g., Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). In addition to being defective under Section 242(b)(1) of the DGCL, Section 141(a) of the DGCL and the Board's fiduciary duties dictate that the Board cannot submit an amendment it

[1] The Proponent's Letter relegates to a footnote its claim that the Division has previously allowed simple majority votes proposals similar to the Proposal. The no-action letters cited by the Proponent in that footnote all dealt with essentially the same shareholder proposal: one to reinstate simple majority voting on all matters submitted to a shareholder vote, to delete any requirements for super-majority votes, and to require that any future super-majority proposal be put to a vote as a separate resolution. The Proposal is clearly distinguishable from the no-action letters cited by the Proponent. Southwest Airlines Co., SEC No-Action Letter, 2001 SEC No-Act. LEXIS 409 (March. 20, 2001), and Sempra Energy Co., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 296 (February 29, 2000), did not involve Delaware law. The Home Depot, Inc., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 514 (April 4, 2000), and Alaska Air Group, Inc., SEC No-Action Letter, 2000 SEC No-Act LEXIS 479 (March 26, 2000), while involving Delaware law, apparently contained no opinion of Delaware counsel in support of the arguments of those corporations under Rule 14a-8(i)(2). In these no-action letters, the Division noted the defect with such proposals under Rule 14a-8(i)(1), but indicated that such defect could be cured by re-casting the proposal as a recommendation. As discussed in Section I above, unlike purely precatory proposals, the Proposal, if implemented, would require the Company to adopt a policy which directly violates the DGCL and the Certificate of Incorporation.

does not deem advisable, and cannot be compelled by shareholders to declare any proposed amendment to the Certificate of Incorporation to be advisable.

IV. Implementation of the Proposal Would Violate Other State, Federal, or Foreign Laws — Rule 14a-8(i)(2)

In the Proponent's Letter, the Proponent argues that it is "premature to speculate" whether future proposals might violate "some unidentified law." However, the whole purpose of the Proposal, if implemented, is to create a policy that will govern all future shareholder proposals. Once implemented, this Policy would remove the Board's discretion over whether to adopt future shareholder proposals, whether or not illegal. Therefore, considering the types of shareholder proposals that Gillette could receive under this Policy is by no means "premature." Arguing that the Division could screen out unlawful proposals under the proxy rules misses the point. The Proposal would remove the Board's discretion. Any failure, whether procedural or substantive, to convince the Division that a future proposal is unlawful would require Gillette to adopt the proposal, even if the Board unanimously believed that such adoption would be illegal, and even if adoption could lead to civil or criminal sanctions.

V. The Proposal is Vague and Indefinite — Rules 14a-8(i)(3) and 14a-9

The Proposal is vague and indefinite, and thus false and misleading, and the Proponent's Letter only strengthens this conclusion. We understand that the Proposal covers all stockholder proposals; the Proponent asserts that it is limited to corporate governance and social policy proposals. We read paragraph 1(iii) as including amendments lowering the super-majority voting threshold; the Proponents assert that they are not covered. Regardless of the Proponent's intent, shareholders will be unable to determine with any reasonable degree of certainty what actions or measures the Proposal requires.

In addition, the Proponent's Letter argues that the "constructive dialogue and agreement" referenced in the Proposal is dialogue and agreement "on whether the Company intends to adopt the Proposal that has been supported by a majority vote." The Proponent's Letter asserts that there is no possibility that such dialogue and agreement could lead to the enactment of a proposal that is different from the one that shareholders approved. However, the very fact that the Proposal provides for dialogue and agreement between proponents and Gillette guarantees the possibility of changes to previously-approved shareholder proposals. The Proposal obligates Gillette to enact all shareholder proposals that receive a certain percentage of the vote. . If Gillette must enact the proposal anyway, what is the purpose of having dialogue with the proponent? What type of "agreement" would be necessary to simply implement the proposal adopted? A "constructive dialogue and agreement" implies a give-and-take negotiation process. The Proponent's Letter seems to support this conclusion when it references "negotiating for the implementation of a proposal already voted for by a majority of the shares." Any changes agreed to in this negotiation process would not have been voted on by shareholders.

VI. The Proposal is Designed to Further a Personal Interest — Rule 14a-8(i)(4)

Gillette believes that the "constructive dialogue and agreement" provision not only makes the Proposal vague and indefinite, but also puts the personal interests of proponents ahead of the interests of the remaining shareholders. As discussed above in Section V, the provision for "dialogue and agreement" seems clearly to mean negotiations and inherently to result in possible changes to a proposal. Under the Policy proposed by the Proposal, non-proponents would have no opportunity to approve revisions to a proposal implemented as a result of dialogue and agreement.

The Proponent incorrectly states that Gillette's argument would require approval by every single shareholder before a shareholder proposal could be implemented. On the contrary, Gillette's argument is simply that when a proposal that has been approved by a majority of the shareholders undergoes changes during the dialogue and agreement between its proponent and Gillette, the altered proposal no longer has majority shareholder approval. To get majority shareholder approval, the altered proposal would have to be resubmitted for a shareholder vote.

VII. Gillette Lacks the Power and Authority to Implement the Proposal — Rule 14a-8(i)(6)

For the reasons discussed above and in the Original Request Letter, Gillette continues to believe that the Proposal is so vague and indefinite that it would be unable to implement the Proposal.

VIII. The Proposal Would Interfere with Management Functions — Rule 14a-8(i)(7)

Gillette believes that it may properly exclude the Proposal as relating to ordinary business matters. The Proponent's Letter claims that the Proposal relates only to corporate governance and social policy matters. However, as discussed Section I above, the Proposal is not limited to corporate governance and social policy proposals. As such, the Proposal would require the adoption of winning shareholder proposals even if they dealt with ordinary business matters.

Even if the Proposal were limited to proposals relating to corporate governance and social policy matters, Gillette would still be able to exclude it as relating to ordinary business because of the overlap between many corporate governance and social policy matters, and ordinary business matters. The SEC has acknowledged this overlap between social policy matters and ordinary business matters, stating that "there is no bright line test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business' exclusion," and accordingly the staff reviews arguments for exclusion under Rule 14a-8(i)(7) on a "case-by-case approach." Release No. 34-40018, 1998 SEC LEXIS 1001 (May 21, 1998). For example, proposals relating to employee compensation matters such as minimum wage or labor negotiations could fall under the heading of social policy and the ordinary business of a company. See The Bureau of National Affairs, Inc., SEC No-Action Letter, 2001 SEC No-Act. LEXIS 286 (March 1, 2001) (proposal related to the compensation of employees through an employee stock plan); Merck & Co., Inc., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 336 (March 6, 2000) (proposal requested that the company "improv[e] its compensation and benefit packages" for its pharmacists); Wal-Mart Stores, Inc., SEC No-Action

Letter, 1999 SEC No-Act. LEXIS 329 (Mar. 15, 1999) (proposal requested a report on suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage"); Modine Manufacturing Co., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 568 (May 6, 1998) (proposal requested a corporate code of conduct to address the right to organize and maintain unions). Corporate governance proposals may also overlap with ordinary business matters. For example, shareholder proposals dealing with topics such as how frequently a company must rotate its auditor or where a company should hold its annual meeting concern both corporate governance and excludable ordinary business matters. See, e.g., Entergy Corporation, SEC No-Action Letter, SEC No-Act LEXIS 3 (January 2, 2003) (allowing exclusion under Rule 14a-8(i)(7) of proposal that board not use same auditing entity for more than three of every six years); Verizon Communications Inc., SEC No-Action Letter, 2002 SEC No-Act. LEXIS 250 (February 25, 2002) (allowing exclusion under Rule 14a-8(i)(7) of proposal that recommended that board limit sites of future annual meetings to regions where its ratepayers live). As a result, even if the Proposal had limited its scope to corporate governance or social policy proposals, Gillette believes it could still properly exclude the Proposal as relating to ordinary business matters.

IX. The Proposal Relates to Elections — Rule 14a-8(i)(8)

The Proponent's Letter argues that it would be "premature to speculate" whether a proposal submitted in the future might relate to the election of directors. However, as discussed in Section IV above, it is appropriate to consider the subject of possible future proposals because the Proposal, if implemented, would require the Board to adopt them. Shareholder proposals may be excludable as relating to the election of directors even if the proposals themselves do not reference the election of directors. For example, in a string of no-action letters in 2000, the SEC concluded that a shareholder proposal to hire a proxy advisory firm was excludable under Rule 14a-8(i)(8) when one of the possible future duties of the proxy advisory firm was providing voting advice to shareholders on the election of directors. See, e.g., The Gillette Company, SEC No-Action Letter, 2000 SEC No-Act. LEXIS 238 (February 24, 2000); Bristol-Myers Squibb Company, SEC No-Action Letter, 2000 SEC No-Act. LEXIS 254 (February 24, 2000); Citigroup Inc., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 284 (February 24, 2000); Equus II, Inc., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 308 (February 24, 2000). Even though election of directors was only one of the topics on which the proxy advisory firm could have rendered advice, it was enough to exclude that proposal. Similarly, Gillette believes that because future shareholder proposals could relate to the election of directors, it may properly exclude the Proposal.

* * * * *

Based upon the foregoing analysis and the reasons stated in the Original Request Letter, including the legal opinion of Richards, Layton & Finger attached thereto as Exhibit B, Gillette believes the Proposal may be properly omitted from its year 2003 proxy materials pursuant to Rules 14a-8(i)(1), 14-8a(i)(2), 14a-8(i)(3), 14a-9, 14a-8(i)(4), 14a-8(i)(6), 14a-8(i)(7) and 14a-8(i)(8).

As required by Rule 14a-8(j), six (6) copies of this letter and all exhibits are enclosed. Also in accordance with Rule 14a-8(j), a copy of this letter is being provided to the Proponent.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it to the messenger, who has been instructed to wait.

Please call me at (617) 421-7882, Mary E. Weber of Ropes & Gray at (617) 951-7391 or Charles F. Wright of Ropes & Gray at (617) 951-7755 with any questions regarding the foregoing submission.

Very truly yours,

/s/ William J. Mostyn, III
Deputy General Counsel and Secretary

cc: William C. Thompson, Jr.
Francis Byrd
Joyce A. Theobalds
Howard G. Rifkin
Donald Kirshbuam

Enclosures

EXHIBIT A

**The Gillette Company**

*World-Class Brands, Products, People*

**William J. Mostyn, III**
Deputy General Counsel
and Secretary

Prudential Tower Building
Boston, MA 02199-8004
Tel 617.421.7882
Fax 617.421.7350
william_mostyn@gillette.com

January 9, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of William C. Thompson, Jr., as Trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund and the New York City Teachers' Retirement System, and Co-Sponsored by the Connecticut Retirement Plans and Trust Funds

Ladies and Gentlemen:

The Gillette Company has received a shareholder proposal (the "Proposal") from William C. Thompson, Jr., as trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund and the New York City Teachers' Retirement System, which has been co-sponsored by the Connecticut Retirement Plans and Trust Funds (collectively, the "Proponents") for inclusion in Gillette's proxy materials for its 2003 annual shareholders meeting. The Proposal requests that Gillette's Board of Directors adopt a policy that requires the Board to take various actions to implement all shareholder proposals supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals. A copy of the Proposal is included with this letter as Exhibit A.

Gillette intends to exclude the Proposal from its proxy statement and form of proxy for its year 2003 annual shareholders meeting pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3), 14a-9, 14a-8(i)(4), 14a-8(i)(6), 14a-8(i)(7) and 14a-8(i)(8) under the Securities Exchange Act of 1934 for the reasons set forth below. We respectfully request that the Division of Corporation Finance advise Gillette that the Division will not recommend any enforcement action to the Securities and Exchange Commission if Gillette omits the Proposal from its proxy materials.

I. Text of Proposal

The Proposal reads as follows:

**"Shareholder Proposal on Majority Votes**

Co-Sponsored by the Connecticut Retirement and Trust Funds

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller, City of New York.

WHEREAS, in 2002, Congress, the SEC, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

WHEREAS, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

WHEREAS, we believe the reforms have not addressed a major concern of institutional investors—the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite being supported by increasing large majorities of the totals of shareholder votes cast for and against the proposals;

NOW, THEREFORE, BE IT RESOLVED: That the shareholders request the Board of Directors to adopt a policy that establishes a process and procedures for adopting shareholder proposals that are presented in the company's proxy statement, and are supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals, at an annual meeting of the company.

At minimum, the policy should require the Board of Directors to take the following actions:

(1) Following the official tabulation and certification of the votes, the Board of Directors will communicate directly with the proponents of such proposals to pursue constructive dialogue and agreement on the proposals. If no agreement is reached with the proponents, sixty days prior to the deadline set by the company for receiving shareholder proposals for the next annual meeting, the board will act on the proposals as follows:

(i) With respect to proposals on corporate governance reforms that would require amendments to the certificate of incorporation or bylaws, the board will propose such amendments, in the company's proxy statement, for the consideration and vote of the shareholders at the next annual meeting.

(ii) If approval of the amendments to the certificate of incorporation or bylaws require more than a simple majority vote, the board of directors will propose, for the consideration and vote for the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes case for and against.

(iii) If the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments.

(iv) With respect to shareholder proposals that sought the Board's adoption of governance or social policy reforms that the Board can adopt without violating the company's certificate of incorporation or bylaws, the board will adopt such shareholder proposals before the next annual meeting of the company."

II. The Proposal is Not a Proper Subject for Shareholder Action Under Delaware Law – Rule 14a-8(i)(1); and Implementation of the Proposal Would Violate Delaware Law – Rule 14a-8(i)(2)

Rule 14a-8(i)(1) provides that a proposal may be excluded if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) provides that a proposal may be excluded "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Richards, Layton & Finger, special Delaware counsel to Gillette, has opined that the Proposal is not a proper subject for shareholder action under Delaware law and, if implemented, would violate Delaware law. Their opinion is included as Exhibit B. Accordingly, Gillette believes that the Proposal may be excluded under Rules 14a-8(i)(1) and 14a8(i)(2).

As discussed in the attached opinion, the Proposal is an improper subject for shareholder action under Delaware law and, if implemented, would violate Delaware law because it would attempt to convey power over countless fundamental decisions to Gillette's shareholders in violation of Section 141(a) of the Delaware General Corporation Law as well as Gillette's Certificate of Incorporation and bylaws.

Delaware law is clear in setting forth the relative responsibilities of the board of directors and shareholders of Delaware corporations. "A fundamental precept of Delaware corporation law is that it is the board of directors, and neither shareholders nor managers, that has ultimate responsibility for the management of the enterprise." Grimes v. Donald, C.A. No. 13358 (Del. Ch. Jan 11, 1995), slip op. at 17 n.6, aff'd 673 A.2d 1207 (Del. 1996). Section 141(a) of the

Delaware General Corporation Law provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Gillette's Certificate of Incorporation does not limit these powers. Similarly, Article XIV of Gillette's bylaws provides that "[t]he business and affairs of the corporation shall be managed by or under the direction of the board of directors, except as may otherwise be provided by law, by the certificate of incorporation or by these bylaws." Under the Proposal, the Board would be required to implement or take action to implement any future shareholder proposal – no matter what the topic – that receives a majority of the votes cast at the annual meeting. Delaware law allows the Board to delegate some of its responsibilities to committees of the Board or management under Board supervision. However, abdicating decisions relating to the management of the business and affairs of the corporation to the shareholders, including discretionary decisions that are specifically vested in the Board under Gillette's Certificate of Incorporation, without Board review and approval would contravene Section 141(a) of the Delaware General Corporation Law as well as Gillette's Certificate of Incorporation and bylaws.

In addition to the general governance responsibilities of the board under Section 141(a), there are various actions which Delaware law expressly requires the board of a Delaware corporation to initiate prior to shareholder action. Although shareholder approval is ultimately required, declaration of dividends and distributions, changes in the certificate of incorporation, mergers, liquidations, sales of assets and other similar actions must first be initiated by the board, and shareholders may not act alone or without initiation by the board to effect those actions. 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations §4.1, at 4-5 (3d ed. 2002). It is well established under Delaware law that a board of directors may not delegate the exercise of discretion for specific duties vested in it by statute or the certificate of incorporation and certainly cannot abdicate it. See Jackson v. Turnbull, C.A. No. 13042 (Del. Ch. Feb. 8, 1994) (board cannot delegate setting merger consideration pursuant to Section 251(b)); Canal Capital Corp. v. French, C.A. No. 11764 (Del. Ch. July 2, 1992), slip op. at 6. Accordingly, the Proposal, which specifically contemplates abdication of Board decision-making for these specific duties when they are the subject of shareholder proposals, is not a proper subject for shareholder action under Delaware law and, if implemented, would violate Delaware law.

Forcing the Board to technically "act" without consideration of a matter, as is contemplated by the Proposal, is not sufficient to satisfy Delaware law. Boards of Delaware corporations cannot implement a policy that precludes them from fulfilling their due care and oversight responsibility. These boards must exercise their fiduciary duties of care and loyalty in making decisions and must act in good faith and in the reasonable belief that their actions are in the best interest of the corporation and its shareholders. Under Delaware law, the judgment of the staff of the SEC in permitting a proposal to be presented to shareholders, the judgment of the proponents authorized to negotiate with the Board under the Proposal, or even the judgment of the shareholders who vote on such proposals are not legal substitutes for the judgment of the Board. Indeed, under the Proposal, the Board of Gillette would be deprived of the benefit of the business judgment rule in acting on matters provided for therein.

Even though the Proposal itself is in precatory form, adopting the policy contained in the Proposal would cause Gillette to violate Delaware law. This distinguishes the Proposal from the proposal in a prior no-action letter issued to the PG&E Corporation in which the proponent requested that "the Board should automatically approve any shareholder proposal which has won the vote from the majority of the shareholders." PG&E Corporation, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 93 (Jan. 18, 2001). The Division expressed a view that PG&E could exclude such a proposal as an improper subject for shareholder action under California law, but that "this defect [under Rule 14a-8(i)(1)] could be cured, however, if the proposal [was] recast as a recommendation or request." Under the PG&E proposal, rephrased in a precatory manner such that shareholders "recommend" that PG&E's board automatically approve any shareholder proposal that wins a majority vote, each decision regarding whether or not to approve a winning shareholder proposal would be made by PG&E's board in its fiduciary discretion. In contrast, implementing the Proposal, already in a precatory form, would require adopting the policy contained in the Proposal. Once implemented, this policy would remove the Board's decision-making responsibility over matters required of it under Delaware law. In contrast to the proposal submitted to PG&E, under the Proponent's policy, the Board would have no authority to exercise its fiduciary discretion on a case-by-case basis, which would violate Delaware law.

Moreover, the Proposal would, if implemented, violate Section 242 of Delaware General Corporation Law and Gillette's Certificate of Incorporation with respect to future amendments to Gillette's Certificate of Incorporation. The Proposal eliminates the requirement that the Board initiate amendments to Gillette's Certificate of Incorporation and looks to the votes cast, rather than the shares entitled to vote, with respect to adoption of such amendments. In addition, subsection (iii) of the Proposal would require that amendments to reduce the supermajority voting percentages contained in Gillette's Certificate of Incorporation would only need to be approved by a majority of the votes cast, in direct violation of Section 9 of Gillette's Certificate of Incorporation. This last point could be especially important here, as several of the Proponents submitted a proposal last year recommending that Gillette declassify its Board, which is the subject of such Section 9.

What the Proponents appear to be seeking with this Proposal is a revision of Delaware law, whereby shareholders, rather than the Board, would manage Gillette's business and affairs and would determine when and how to make fundamental corporate decisions without Board oversight or direction. As discussed in the attached opinion, Delaware law does not allow such an abdication of Board responsibilities. Accordingly, the Proposal is not a proper subject for shareholder action under Delaware law and, if implemented, would violate Delaware law. Gillette believes it may therefore exclude the Proposal from its proxy materials under Rules 14a-8(i)(1) and 14a-8(i)(2).

III. Implementation of the Proposal Would Violate Other State, Federal, or Foreign Laws — Rule 14a-8(i)(2)

In addition to violations of Delaware General Corporation Law, the Proposal would, if implemented, cause Gillette to violate other state, federal, or foreign laws if future unlawful proposals were presented to and approved by shareholders. Accordingly, Gillette believes that the Proposal may be excluded under Rule 14a-8(i)(2).

The Proposal provides in clause (iv) that if a shareholder proposal deals with governance or social policy reforms and may be adopted without violating the company's certificate of organization or bylaws, the Board will adopt the proposal if it receives more than fifty percent of the combined totals of the shares voted for and against the proposal at the annual meeting. Thus, implementing the Proposal would require the Board to adopt any shareholder proposal that would not violate Gillette's Certificate of Incorporation or bylaws — even if the proposal would cause Gillette to act illegally. Although Gillette could seek to exclude future unlawful shareholder proposals under Rule 14a-8(i)(2), the Proposal still creates serious risks. Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude the proposal." If Gillette seeks to exclude a future proposal that the Board believes is unlawful, but is unable for any reason to convince the Division that such proposal violates state, federal or foreign law, the policy would require Gillette to adopt the proposal, even if the Board unanimously believed that such adoption would be illegal, and even if adoption could expose Gillette or its Board to possible civil or criminal sanctions.

IV. The Proposal is Vague and Indefinite — Rules 14a-8(i)(3) and 14a-9

Rule 14a-8(i)(3) provides that a shareholder proposal may be excluded "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Gillette believes that the Proposal is false and misleading in violation of Rule 14a-9 because it is vague and indefinite. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co., SEC No-Action Letter, 1992 SEC No-Act. LEXIS 825 (July 30, 1992).

The Proposal provides that after tabulation and certification of the votes on shareholder proposals, the Board will pursue a "constructive dialogue and agreement on the proposals" with their proponents and "[i]f no agreement is reached with the proponents," the Board will adopt the proposals. Through these negotiations with management, the proponents of any proposal approved by shareholders have the power to cause the adoption of any variation of the proposal agreed to by the Board, not necessarily one approved by the remaining shareholders. In voting to approve the Proposal, shareholders not only will be unable to determine what future proposals will be submitted for inclusion in the proxy, but will be unable to know whether the future proposals will be implemented in the form in which they were approved by the shareholders.

This makes the Proposal vague and indefinite, and thus misleading, and Gillette believes that it may properly exclude the Proposal from its proxy statement under Rules 14a-8(i)(3) and 14a-9.

V. The Proposal is Designed to Further a Personal Interest – Rule 14a-8(i)(4)

Rule 14a-8(i)(4) provides that a company may exclude a shareholder proposal "if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the shareholder], or to further a personal interest, which is not shared by the other shareholders at large." The Proposal puts the interests of proponents of shareholder proposals ahead of the interests of the remaining shareholders, and thus should be excluded from Gillette's proxy statement under Rule 14a-8(i)(4).

The Proposal provides that after shareholder proposals are voted on at future annual meetings, the Board "will communicate directly with the proponents of such proposals to pursue constructive dialogue and agreement on the proposals." This gives the proponent of a particular proposal control over whether and how the shareholder proposal is implemented. Allowing the proponent to negotiate on implementing a proposal means that the interests of the remaining shareholders can be disregarded by the proponent, and the personal interests of the proponent could determine the actions of the company. The Proposal results in a benefit to proponents of shareholder proposals, rather than the other shareholders at large. As such, Gillette believes that it may exclude the Proposal from its proxy statement under Rule 14a-8(i)(4).

VI. Gillette Lacks the Power and Authority to Implement the Proposal – Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded "if the company could lack the power and authority to implement the proposal." A company lacks the power and authority to implement the proposal if the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp., SEC No Action Letter, 1992 SEC No-Act. LEXIS 34 (January 14, 1992). The Proposal is vague and indefinite for the reasons discussed in Section IV, and Gillette therefore believes that it may exclude the Proposal under Rule 14a-8(i)(6).

VII. The Proposal Would Interfere with Management Functions – Rule 14a-8(i)(7)

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." Determining whether to implement shareholder proposals that relate to ordinary business matters is in itself an ordinary business decision. For example, if shareholders were to approve proposals requiring Gillette to adopt a new marketing campaign, hire or fire certain employees, or change the prices at which Gillette sells its products, implementing the Proposal would obligate the Board to comply. Gillette believes that the Board should determine whether to adopt proposals relating to ordinary business matters, and that the Proposal may therefore be excluded under Rule 14a-8(i)(7).

Although Gillette could seek to exclude such future shareholder proposals under Rule 14a-8(i)(7), the fact remains that shareholders may be able to micro-manage Gillette's ordinary business operations because an important safeguard would have been removed from Rule 14a-8. Most shareholder proposals under Rule 14a-8 are phrased as precatory, non-binding proposals in order to avoid violating state law under Rule 14a-8(i)(1). The non-binding nature of these proposals contains an implicit safeguard. Although a company may be unable to meet its burden of proof under Rule 14a-8(g), its board still has the discretion to determine whether or not to adopt a proposal that is precatory and non-binding. The Proposal would remove this safeguard. The Board would be required to implement all successful proposals, even those that the Board and its counsel believe relate to ordinary business decisions.

VIII. The Proposal Relates to Elections — Rule 14a-8(i)(8)

Rule 14a-8(i)(8) provides that a company may exclude a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors or analogous governing body." Nothing in the Proposal excludes proposals that relate to elections for membership on Gillette's Board, and thus the Proposal may be properly excluded from Gillette's proxy statement under Rule 14a-8(i)(8).

For example, the Proposal, if implemented, would require implementation of successful proposals that disqualify current directors from completing their terms, or disqualify nominees from standing for election to the board of directors at the next annual meeting. See Auto-Graphics, Inc., SEC No-Action Letter, 2002 SEC No-Act. LEXIS 224 (February 18, 2002) (allowing exclusion on Rule 14a-8(i)(8) grounds for proposal prohibiting directors over a certain age unless revised); DT Industries, Inc., SEC No-Action Letter, 2001 SEC No-Act. LEXIS 695 (August 10, 2001) (allowing exclusion on Rule 14a-8(i)(8) grounds for proposal requesting all directors be elected annually unless revised). Thus, the Proposal could relate to the implementation of shareholder proposals that the Division has previously deemed improper.

* * * * *

Based upon the foregoing analysis and the legal opinion attached as Exhibit B, Gillette believes the Proposal may be properly omitted from its year 2003 proxy materials pursuant to Rules 14a-8(i)(1), 14-8a(i)(2), 14a-8(i)(3), 14a-9, 14a-8(i)(4), 14a-8(i)(6), 14a-8(i)(7) and 14a-8(i)(8).

A s required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. Also attached as Exhibit C is a copy of correspondence with the Proponents as required by Staff Legal Bulletin No. 14. (July 13, 2001).

Also as required by Rule 14a-8(j), a copy of this submission is being provided to the Proponent at the address set forth in the Proponent's letter accompanying the Proposal. Gillette is filing this letter, which states its reasons for excluding the Proposal, no later than 80 calendar days before Gillette files its definitive proxy materials with the Commission.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it to the messenger, who has been instructed to wait.

Please call me at (617) 421-7882, Mary E. Weber of Ropes & Gray at (617) 951-7391 or Charles F. Wright of Ropes & Gray at (617) 951-7755 with any questions regarding the foregoing submission.

Very truly yours,

William J. Mostyn, III
Deputy General Counsel and Secretary

cc: William C. Thompson, Jr.
Francis Byrd
Howard G. Rifkin
Donald Kirshbuam

Enclosures
~7191686.DOC

**Exhibit A**

## Shareholder Proposal on Majority Votes

Co-sponsored by the Connecticut Retirement and Trust Funds

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller, City of New York.

WHEREAS, in 2002, Congress, the SEC, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

WHEREAS, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

WHEREAS, we believe the reforms have not addressed a major concern of institutional investors—the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite being supported by increasing large majorities of the totals of shareholder votes cast for and against the proposals;

NOW, THEREFORE, BE IT RESOLVED: That the shareholders request the Board of Directors to adopt a policy that establishes a process and procedures for adopting shareholder proposals that are presented in the company's proxy statement, and are supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals, at an annual meeting of the company.

At minimum, the policy should require the Board of Directors to take the following actions:

(1) Following the official tabulation and certification of the votes, the Board of Directors will communicate directly with the proponents of such proposals to pursue constructive dialogue and agreement on the proposals. If no agreement is reached with the proponents, sixty days prior to the deadline set by the company for receiving shareholder proposals for the next annual meeting, the board will act on the proposals as follows:

(i) With respect to proposals on corporate governance reforms that would require amendments to the certificate of incorporation or bylaws, the board will propose such amendments, in the company's proxy statement, for the consideration and vote of the shareholders at the next annual meeting.

(ii) If approval of the amendments to the certificate of incorporation or bylaws require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against.

(iii) If the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments.

(iv) With respect to shareholder proposals that sought the Board's adoption of governance or social policy reforms that the Board can adopt without violating the company's certificate of incorporation or bylaws, the board will adopt such shareholder proposals before the next annual meeting of the company.

November 18, 2002

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX: (302) 651-7701
WWW.RLF.COM

**EXHIBIT B**

January 9, 2003

The Gillette Company
Prudential Tower Building
Suite 4800
Boston, Massachusetts 02199

Re: Stockholder Proposal Submitted By The New York City Employees' Retirement System, The New York City Fire Department Pension Fund, The New York City Police Pension Fund, And The New York City Teachers' Retirement System And Co-Sponsored By The Connecticut Retirement Plans and Trust Funds

Dear Sirs:

We have acted as special Delaware counsel to The Gillette Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by William C. Thompson, Jr. on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Teachers' Retirement System and co-sponsored by the Connecticut Retirement Plans and Trust Funds (collectively, the "Proponent") which the Proponent intends to present at the Company's 2003 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinions as expressed herein, we have been furnished and have reviewed the following documents: (i) the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on September 10, 1917, as amended by the Certificate of Amendment filed with the Secretary of State on November 21, 1921, the Certificate of Amendment filed with the Secretary of State on October 13, 1924, the Certificate of Amendment filed with the Secretary of State on November 15, 1928, the Certificate of Amendment filed with the Secretary of State on November 19, 1930, the Certificate of Amendment filed with the Secretary of State on December 23, 1931, the Certificate of Reduction of Capital filed with the Secretary of State on December 23, 1931, the Certificate of Amendment filed with the Secretary of State on April 23, 1936, the Certificate of Reduction of Capital filed with the Secretary of State on April 23, 1937, the Certificate of Amendment filed with the Secretary of State on April 23, 1937, the Certificate of Reduction of Capital filed with the Secretary of State on

August 22, 1941, the Certificate of Retirement filed with the Secretary of State on November 9, 1943, the Certificate of Amendment filed with the Secretary of State on December 6, 1950, the Certificate of Amendment filed with the Secretary of State on March 26, 1952, the Certificate of Retirement filed with the Secretary of State of September 22, 1954, the Certificate of Amendment filed with the Secretary of State on September 16, 1955, the Certificate of Amendment filed with the Secretary of State on November 16, 1961, the Certificate of Ownership filed with the Secretary of State on December 23, 1968, the Certificate of Amendment filed with the Secretary of State on March 20, 1969, the Certificate of Ownership filed with the Secretary of State on March 30, 1972, the Certificate of Ownership filed with the Secretary of State on December 23, 1974, the Certificate of Ownership filed with the Secretary of State on December 26, 1978, the Certificate of Amendment filed with the Secretary of State on April 16, 1982, the Certificate of Ownership filed with the Secretary of State on April 19, 1985, the Certificate of Designation filed with the Secretary of State on December 30, 1985, the Certificate of Amendment filed with the Secretary of State on April 17, 1986, the Certificate of Amendment filed with the Secretary of State on April 16, 1987, the Certificate of Ownership filed with the Secretary of State on November 9, 1988, the Certificate of Designation filed with the Secretary of State on July 20, 1989, the Certificate of Correction filed with the Secretary of State on July 28, 1989, the Certificate of Designations filed with the Secretary of State on January 17, 1990, the Certificate of Amendment filed with the Secretary of State on April 18, 1991, the Certificate of Retirement filed with the Secretary of State on July 24, 1991, the Certificate of Ownership filed with the Secretary of State on July 5, 1994, the Certificate of Amendment filed with the Secretary of State on April 20, 1995, the Amendment to Certificate of Designations filed with the Secretary of State on December 9, 1996, the Certificate of Ownership filed with the Secretary of State on June 23, 1997, the Certificate of Amendment filed with the Secretary of State on April 16, 1998, the three Certificates of Ownership filed with the Secretary of State on December 22, 1998, the Certificate of Ownership filed with the Secretary of State on February 24, 1999, the two Certificates of Ownership filed with the Secretary of State on April 22, 1999, the Certificate of Merger filed with the Secretary of State on March 21, 2000 and the Certificate of Retirement filed with the Secretary of State on November 28, 2000 (collectively, as so amended, the "Certificate"); (ii) the Bylaws of the Company as amended on March 14, 2002 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinions, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

**Shareholder Proposal on Majority Votes**

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller, City of New York.

**WHEREAS**, in 2002, Congress, the SEC, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

**WHEREAS**, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

**WHEREAS**, we believe the reforms have not addressed a major concern of institutional investors– the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite being supported by increasing large majorities of the totals of shareholder votes cast for and against the proposals;

**NOW, THEREFORE, BE IT, RESOLVED**: That the shareholders request the Board of Directors to adopt a policy that establishes a process and procedures for adopting shareholder proposals that are presented in the company's proxy statement, and are supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals, at an annual meeting of the company.

At a minimum, the policy should require the Board of Directors to take the following actions:

(1) Following the official tabulation and certification of the votes, the Board of Directors will communicate directly with the proponents of such proposals to pursue constructive dialogue and agreement on the proposals. If no agreement is reached with the proponents, sixty days prior to the deadline set by the

> company for receiving shareholder proposals for the next annual meeting, the board will act on the proposals as follows:
>
> (i) With respect to proposals on corporate governance reforms that would require amendments to the certificate of incorporation or bylaws, the board will propose such amendments, in the company's proxy statement, for the consideration and vote of the shareholders at the next annual meeting.
>
> (ii) If approval of the amendments to the certificate of incorporation or bylaws require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against.
>
> (iii) If the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments.
>
> (iv) With respect to shareholder proposals that sought the Board's adoption of governance or social policy reforms that the Board can adopt without violating the company's certificate of incorporation or bylaws, the board will adopt such shareholder proposals before the next annual meeting of the company.

The Proposal requests that the Company adopt a policy providing for the Board of Directors of the Company (the "Board") to mandatorily implement (or, where Board and stockholder approval are necessary, take Board action to present for the approval of a majority of the Company's stockholders) any proposal approved by the Company's stockholders at an annual meeting following presentation in the Company's proxy statement. As such, the Proposal, if implemented, would (i) require the Board, following mandatory communication with the proponents of the proposal, to adopt any precatory stockholder proposal (not involving an amendment to the Certificate or Bylaws) which is presented in the Company's proxy statement and approved by a majority of the Company's stockholders voting at an annual meeting, regardless of whether the proposal constitutes a proper subject for stockholder action; (ii) require the Board, following the approval by a majority of the Company's stockholders voting at an annual meeting of a precatory stockholder proposal which requests certain amendments to the Certificate, to seek stockholder approval of the requested amendments to the Certificate at the next annual meeting of stockholders (without the opportunity of the Board to assess the advisability of the proposed amendment); and (iii) require the Board, following the approval by a majority of the stockholders voting at an annual meeting of a precatory stockholder proposal to amend the Company's Certificate or Bylaws, to take such actions as may be necessary to eliminate any super-majority voting requirements applicable to stockholder approval of amendments to the Company's Certificate or Bylaws and to reduce any stockholder voting requirement to a majority of the votes cast to approve such amendment.

## Discussion

You have asked our opinion as to whether the Proposal is a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. For the reasons set forth below, in our opinion the Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. The fact that the Proposal is precatory in nature instead of mandatory does not affect our conclusions as contained herein.

### I. Section 141(a) of the General Corporation Law.

Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a) ("Section 141(a)"), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Article XIV of the Bylaws provides that "[t]he business and affairs of the corporation shall be managed by or under the direction of the board of directors, except as may otherwise be provided by law, by the certificate of incorporation or by these bylaws." Any variation from the mandate of Section 141(a) can only be as "otherwise provided in this chapter or in [the corporation's] certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966).

The Proposal violates the General Corporation Law because it would attempt to convey power over countless fundamental corporate decisions to the Company's stockholders in contravention of Section 141(a) of the General Corporation Law as well as the fiduciary duties of the Board. Pursuant to the Proposal, the Board of Directors would be obligated to communicate with the Company's stockholders and implement (or take Board steps to implement) any and all precatory stockholder proposals which receive the approval of a majority of the votes cast at an annual meeting of the Company's stockholders, regardless of whether the substance of such precatory proposal is a proper subject for action by the stockholders of the Company under the General Corporation Law or otherwise in the Company's best interests. Indeed, if a majority of the Company's stockholders voting at an annual meeting approve a precatory proposal on the topic, the Proposal would require the Board to, for example, discontinue the Company's primary business, increase the salary of each employee, attempt to sell the Company, stop doing business in certain countries or terminate various Company employees. The scope of the Proposal is seemingly limitless.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del.C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."); This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800; Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). Courts have held that "[t]he corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." Paramount Communications, Inc., slip op. at 77-78.

An essential aspect of the managerial responsibility of the board of directors is the oversight and supervision of the corporation's affairs. See Graham v. Allis-Chalmers Mfg. Co., 188 A.2d 125, 130 (Del. 1963) ("[D]irectors of a corporation in managing the corporate affairs are bound to use that amount of care which ordinarily careful and prudent men would use in similar circumstances. Their duties are those of control ...."); In re Caremark Int'l Inc. Derivative Liti., 698 A.2d 959, 970 (Del. Ch. 1996) ("[A] director's obligation includes a duty to attempt in good faith to assure that a corporate information and reporting system, which the board concludes is adequate, exists ...."); Mark J. Lowenstein, "The Corporate Director's Duty of Oversight", 27 Colo. Law. 33, 35 (1998) ("[D]irectors must act to assure that corporate policies are being faithfully discharged ...."); Dennis J. Block & Jonathan M. Hoff, "The Oversight Function of Corporate Directors: The Duty of Caremark", Andrews Delaware Corporate Litigation Reporter (Apr. 7, 1997) ("Corporate law generally provides that the board of directors is responsible for managing the corporation, a function that is viewed as one of oversight."). Thus, in Canal Capital Corp. v. French, C.A. No. 11764 (Del. Ch. July 2, 1992), the Delaware Court of Chancery stated in the context of a charge of improper delegation of managerial duties that "a director breaches his fiduciary duty of due care if he abdicates his managerial duties. The term 'management,' as used in this context, 'relates to supervision, direction and control.'" Slip op. at 6.

Directors cannot authorize the implementation of a corporate policy which precludes the board from fulfilling the directors' due care and oversight responsibilities. See Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) ("A court 'cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.'"); In re Bally's Grand Derivative Litig., C.A. No. 14644, slip op. at 9 (Del. Ch. June 4, 1997) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 106 (Del. Ch. 1999) (finding "no talk" provision of merger agreement likely invalid if it required board to refrain from discussing other offers unless it first received an opinion from counsel stating such discussions are required to fulfill the directors' fiduciary duties); Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE); Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949). Nor can the board delegate its duty to manage to the stockholders. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989). In our opinion, implementation of the Proposal, which would obligate the Board to follow the wishes of a majority of the Company's stockholders voting at an annual meeting on any topic, would violate Section 141(a) of the General Corporation Law and the Board's duty of care and oversight under Delaware law. See, e.g., Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); Polk v. Good, 507 A.2d 531, 536 (Del. 1986) (same); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) (same).

In light of the Proposal's seemingly limitless scope, it is difficult to enumerate the multitude of examples in which the policy set forth in the Proposal could be applied in a manner inconsistent with the General Corporation Law and the Board's fiduciary duties. We note, however, a few examples to illustrate the various ways in which the policy set forth in the Proposal would be an impermissible delegation to stockholders of Board authority under the General Corporation Law.

Pursuant to the policy set forth in the Proposal, the Company's stockholders could obligate the Board to take various actions that the Board determines are not in the Company's best interests and that are inconsistent with the Board's fiduciary duties. Such actions could include decisions on whether to sell the Company, how to respond to acquisition proposals from third parties and whether and what defensive measures should be adopted to protect the Company from unwanted suitors. Accordingly, if the policy set forth in the Proposal were adopted, ultimate governance of the Company with respect to "a transaction that is one of the most fundamental and important in the life of a business enterprise" would effectively be delegated to the Company's stockholders. Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998). The Board has a duty to protect stockholders from inadequate, coercive or otherwise unfair acquisition offers. Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d at 1361, 1389-90 (Del. 1995); In re Bally's Grand Derivative Litig., Cons. C.A. No. 14644, slip op. at 9-10 (Del. Ch. June 4, 1997) ("[o]ur courts will not uphold an agreement wherein the directors delegate duties which lie at the heart of the management of the corporation ....") (internal quotations omitted). Among the powers conferred upon directors under Section 141(a) is the power to adopt and maintain defensive measures prior to or in response to a takeover proposal. Revlon, 506 A.2d at 181 ("The adoption of a defensive measure ... was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law."); Quickturn, 721 A.2d at 1291 ("[T]his Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors.") (emphasis added). Whether the Board's authority in this regard arises under Section 141, the common law of fiduciary duties, or some combination, it cannot be overridden by a bylaw, contract or other provision outside of the certificate of incorporation. See Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) ("A bylaw that is inconsistent with any statute or rule of common law ... is void ...."); Quickturn, 721 A.2d at 1291-92; Carmody, 723 A.2d at 1191; Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1994) (contract may not limit board's exercise of fiduciary duties).

The policy set forth in the Proposal could also be used to require that the Board undertake other types of fundamental corporate transactions solely within the province of the Board, such as the issuance of a dividend. Section 170 of the General Corporation Law grants to the Board of Directors the sole discretion to authorize dividends to stockholders. 8 Del. C. § 170. See also Lewis v. Leaseway Transp. Corp., C.A. No. 8720, slip op. at 4 (Del. Ch. June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors."). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity, stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend. See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A.2d 276, 280 (Del. 1984); Moskowitz v. Bantrell, 190 A.2d 749, 750 (Del. 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del. Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938).

In addition, pursuant to the policy set forth in the Proposal, the Company's stockholders could require the Board to expend the Company's funds in various ways. Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, C.A. No. 12532, slip op. at 11 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment). In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors over the expenditure of corporate funds. In considering whether to restrain a corporation from expending corporate funds, the Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., C.A. No. 9323, slip op. at 7-8 (Del. Ch. Oct.6, 1987). The Board is under an obligation to use its own best judgment to determine how corporate funds should be spent. By directing that the Company expend funds (whether by requiring certain corporate acquisitions, redeeming or repurchasing stock or rights, mandating specified compensation to employees or otherwise), the Proposal would thereby abrogate the duty of the Board to exercise its informed business judgment concerning expenditures by the Company.

The drafters of the General Corporation Law did provide for specific mechanisms pursuant to which stockholders could limit the power of a board of directors to manage the business and affairs of a corporation. As discussed above, Section 141(a) provides that the board of directors shall manage the business and affairs of the corporation "except as otherwise provided in this chapter or in its certificate of incorporation." In addition, in forming a corporation under the close corporation statute, the stockholders thereof may either act by written agreement to restrict the discretion of the board of directors, 8 Del. C. § 350, or elect in the certificate of incorporation to permit the stockholders to manage the business and affairs of the corporation directly, 8 Del. C. § 351. However, this permitted restriction on the discretion of the directors is only applicable to close corporations. Chapin v. Benwood Found., Inc., 402 A.2d 1205 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980). See also 2 David A. Drexler et al., Delaware Corporation Law and Practice § 43.02, at 43-6 (2002) (Section 350 exempts agreements of stockholders in close corporations from the rule that stockholders may not restrict or interfere with powers of board). It is noteworthy that both Sections 350 and 351 provide that, in the event and to the extent that the stockholders exert such powers, the board of directors is relieved of liability and instead it is imposed on the stockholders. Because the Company is not a close corporation, the Company is not permitted under the General Corporation Law to allow stockholders to direct the business and affairs of the Company as provided in the policy set forth in the Proposal.

Moreover, the SEC has previously accepted our view that under Delaware law the stockholders cannot lawfully require the board of directors to expend any significant sum of money. Pennzoil Co., SEC No-Action Letter, 1993 WL 52187, at *31-32 (Feb. 24, 1993). The full text of this ruling is as follows:

> The proposal provides for a by-law amendment to establish a three member committee of shareholder representatives to review the activities of the Board of Directors and advise the Board of its views and views of the shareholders expressed to the Committee. The proposal also includes election mechanics and fee payment, reimbursement and indemnification provisions for the committee members.
>
> There appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(1). This view is based on the opinion of Delaware counsel, Richards, Layton & Finger, that a by-law provision authorizing the expenditure of corporate funds, effected by shareholders without any concurring action by the Board of Directors, is inconsistent with Section 141(a) of the Delaware General Corporation Law unless otherwise provided in the company's certificate of incorporation or the Delaware General Corporation Law. Accordingly, this Division will not recommend enforcement action to the Commission if the proposal is excluded from the Company's proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Here, the case against the Proposal is even clearer because of the specific provisions of the General Corporation Law and the numerous Delaware court decisions relating to the exclusive role of the Board in various fundamental corporate matters.

II. Section 242(b)(1) of the General Corporation Law.

In addition to contravening Section 141(a) of the General Corporation Law and the Board's fiduciary duties, the Proposal would also violate Section 242(b)(1) of the General Corporation Law, 8 Del. C. § 242(b)(1) ("Section 242(b)(1)"), which addresses the procedure to amend a corporation's certificate of incorporation and provides:

> (b) Every amendment authorized by subsection (a) of this section shall be made and effected in the following manner:
>
> (1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Such special or annual meeting shall be called and held upon notice in accordance with § 222 of this title. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the directors shall deem advisable. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment. If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title. (emphasis added).

The Proposal would require (i) that the Board submit any proposed amendment to the Certificate to a vote of the Company's stockholders and (ii) that the Board adopt any such proposed amendment to the Certificate if it is approved by a majority of the votes cast by the Company's stockholders. These provisions violate Section 242(b)(1) in two ways. First, with respect to any proposed amendment to the certificate of incorporation, Section 242(b)(1) requires that the board of directors act initially to adopt a resolution setting forth the proposed amendment to the certificate of incorporation and declaring its advisability. The Proposal nowhere contemplates that the Board will have an opportunity to consider the advisability of any proposed amendment and, if appropriate, adopt a resolution declaring its advisability. Instead, contrary to Section 242(b)(1), the Proposal would require the Board, following the approval by a majority of the Company's stockholders voting at an annual meeting of a precatory stockholder proposal which requests certain amendments to the Certificate, to seek stockholder approval of the requested amendments to the Certificate at the next annual meeting of stockholders (without the opportunity of the Board to assess the advisability of the proposed amendment). Moreover, even if given the opportunity to consider initially a proposed amendment to the Certificate, Section 141(a) and the Board's fiduciary duties dictate that the Board cannot be compelled to declare any proposed amendment to the Certificate to be advisable. Second, Section 242(b) requires that a majority of the outstanding stock entitled to vote, or such greater percentage as may be indicated in the certificate of incorporation, not a majority of the votes cast by stockholders at an annual meeting, is necessary to approve an amendment to a certificate of incorporation. The reduced stockholder voting threshold required by the Proposal is inconsistent with Section 242(b)(1).

III. The Certificate of Incorporation and Section 242(b)(4) of the General Corporation Law.

The Proposal is also defective because it violates the Company's Certificate and Section 242(b)(4) of the General Corporation Law, 8 Del. C. § 242(b)(4) ("Section 242(b)(4)"). Section 9 of the Company's Certificate (which establishes the Company's classified board of directors) provides in part:

> Notwithstanding any other provisions of this Certificate of Incorporation or the bylaws (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the bylaws) the affirmative vote of the holders of 75% of the outstanding capital stock, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with this Article 9.

Moreover, Section 242(b)(4) provides:

> Whenever the certificate of incorporation shall require for action by the board of directors, by the holders of any class or series of shares or by the holders of any other securities having voting power the vote of a greater number or proportion than is required by any section of this title, the provision of the certificate of incorporation requiring such greater vote shall not be altered, amended or repealed except by such greater vote.

The Proposal would require that an amendment to Section 9 of the Certificate to reduce the super-majority voting percentage need only be approved by a majority of the votes cast by stockholders at an annual meeting. Because Section 9 requires the affirmative vote of 75% of the Company's capital stock to amend such provision and Section 242(b)(4) provides that any super-majority provision in a certificate of incorporation may only be amended by the applicable super-majority voting percentage, the Proposal is directly inconsistent with and impermissible under the Certificate and Section 242(b)(4) and is therefore invalid.

## Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Proposal is not a proper subject for action by stockholders and, if implemented by the Company, would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

KGA/MDA/ljh

EXHIBIT C

COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 6, 2002

Mr. William J. Mostyn, III
Corporate Secretary
The Gillette Company
Prudential Tower Bldg.
Boston, MA 02199

Dear Mr. Mostyn:

I am the investment advisor to, and a trustee of, the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Teachers' Retirement System (the "Systems"). The Systems own, in the aggregate, 3,621,247 shares of The Gillette Company common stock. The Systems' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration and approval of stockholders at the company's next annual meeting.

Last year, the Board of Directors failed to carry out the will of shareholders, as expressed in the majority vote they cast in support of the New York City Employees' Retirement System's resolution, which sought the repeal of the classified board. At the 2002 annual meeting, the proposal was supported by 55.4% of the shares voted, excluding abstentions. Despite this significant level of shareholder votes, the Board has not indicated that it has taken any steps to carry out the clear request of the shareholders.

The American equity markets have declined precipitously, in part, from the failure of corporate governance and the absence of board accountability to the shareholders. Recognizing the urgent need to restore public trust and confidence in the stock markets, the United States Congress, the Securities and Exchange Commission, the New York Stock Exchange, and the NASDAQ have taken steps to reform corporate governance, including measures to bolster director accountability to shareholders.

The Systems believe that a company's governance structure works best when directors act in accordance with their fiduciary obligations to shareowners. As the elected representatives of the shareholders, corporate boards should affirmatively advance the will of shareowners, as expressed in their majority votes.

Therefore, I offer the enclosed initiative for the consideration and vote of the shareholders at the next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from Citibank are enclosed certifying the Systems' individual ownership, for over a year, of 3,621,247 shares of common stock with a market value of $105,016,163. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I would be happy to discuss this initiative with the Board of Directors. Should the Board decide to implement its provisions, the Systems will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Francis Byrd of my office at (212) 669-3011, should you have any questions on this matter.

Very truly yours,

William C. Thompson, Jr.

WCT:ks:ma

Enclosures

cc: Mr. James M. Kilts
Chairman/CEO

A:Gilletteco maj vote ltr

CITIBANK

**EXHIBIT C**

*Citibank, N.A.*

*111 Wall Street*
*New York, NY 10043*

November 6, 2002

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

**743,544** shares of **GILLETTE COMPANY**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

CITIBANK

**EXHIBIT C**

*Citibank, N.A.*

*111 Wall Street*
*New York, NY 10043*

November 6, 2002

RE: NEW YORK CITY EMPLOYEES RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees Retirement System held

**1,625,998** shares of **GILLETTE COMPANY**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

**EXHIBIT C**

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

November 6, 2002

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

**216,393** shares of **GILLETTE COMPANY**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

EXHIBIT C

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

November 6, 2002

RE: NEW YORK CITY TEACHERS RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers Retirement System held

**1,035,312** shares of **GILLETTE COMPANY**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

EXHIBIT C

# State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

Received
NOV 21 2002
Secretary's Office

November 18, 2002

Mr. William J. Mostyn, III
Corporate Secretary
The Gillette Company
Prudential Tower Bldg
Boston, MA 02199

Dear Mr. Mostyn:

The purpose of this letter is to inform you that the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by the New York City Pension Funds – a copy of which is attached.

As the Deputy State Treasurer, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of November 15, 2002, the CRPTF held 749,108 shares of Gillette stock valued at approximately $22,817,829. The CRPTF will continue to own the Gillette shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbuam, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

Attachment

cc: Kenneth Sylvester, Director, Pension Policy
New York City Comptroller's Office

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Gillette Company
Incoming letter dated January 9, 2003

The proposal requests the board of directors to adopt a policy that would establish specific procedures for adopting shareholder proposals that are supported by more than fifty percent of the shares voted for and against such proposals.

There appears to be some basis for your view that Gillette may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel implementation of the proposal would cause Gillette to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Gillette omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Gillette relies.

Sincerely,

Jennifer R. Bowes
Attorney-Advisor